SUBJECT TO COMPLETION, DATED JULY 17, 2006

Prospectus Supplement
July      , 2006
(To Prospectus dated July 24, 2003)

$250,000,000

ENERGY EAST CORPORATION

% Notes due 2036

The Notes will bear interest at the rate of     % per year and mature on    , 2036. Interest will be payable semi-annually in arrears on January     and July     , beginning on January     , 2007. We may redeem the Notes, at our option, at any time in whole or from time to time in part, at the redemption price described in this prospectus supplement under the heading "Description of the Notes - Optional Redemption."

The Notes will be our unsecured and unsubordinated obligations and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding.

We do not intend to list the Notes on any national securities exchange.

Investing in the Notes involves risks. See "Risk Factors" on page S-3 of this prospectus supplement.

	Per Note		Total
Public offering price(1) %		%	$
Underwriting discount%		%	$
Proceeds, before expenses, to Energy East(1) .%		%	$
__________________
(1) Plus accrued interest, if any, from July    , 2006 if settlement occurs after that date.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company on or about July     , 2006.

Joint Book-Running Managers

Banc of America Securities LLC	Wachovia Securities

Co-Managers

HSBC	UBS Investment Bank

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus supplement contains information about Energy East Corporation and the terms of the Notes. This prospectus supplement, or the information incorporated by reference in this prospectus supplement, may add to, update or change information in the accompanying prospectus. If information in this prospectus supplement or in the information incorporated by reference is inconsistent with the accompanying prospectus, this prospectus supplement, or the information incorporated by reference, will apply and will supersede that information in the accompanying prospectus.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different or additional information. We are not making an offer of the Notes in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of such documents.

In this prospectus supplement, references to "we," "us" and "our" refer to Energy East Corporation, unless the context indicates that "we," "us" or "our" refers to Energy East Corporation together with its consolidated subsidiaries.

RISK FACTORS

Investing in the Notes involves risk. Please see the risk factors in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, which is incorporated by reference in this prospectus supplement and the accompanying prospectus. Before making an investment decision, you should carefully consider these risks as well as other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

OUR COMPANY

We are a New York public utility holding company organized in 1997. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire and corporate offices in New York and Maine. We became the parent company of New York State Electric & Gas Corporation ("NYSEG") in May 1998, Connecticut Energy Corporation in February 2000, CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources in September 2000 and RGS Energy Group, Inc. in June 2002. Connecticut Energy, CMP Group, CTG Resources, Berkshire Energy and RGS Energy are wholly-owned Energy East subsidiaries.

•	Connecticut Energy’s wholly-owned subsidiary, The Southern Connecticut Gas Company, is a regulated utility primarily engaged in the retail distribution of natural gas in Connecticut.

•
CMP Group’s wholly-owned subsidiary, Central Maine Power Company, is a regulated utility primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine. Central Maine Power Company sold its generation assets in 1999.

•	CTG Resources’ wholly-owned subsidiary, Connecticut Natural Gas Corporation, is a regulated utility primarily engaged in the retail distribution of natural gas in Connecticut.

•	Berkshire Energy’s wholly-owned subsidiary, The Berkshire Gas Company, is a regulated utility primarily engaged in the distribution of natural gas in western Massachusetts.

•
RGS Energy’s wholly-owned subsidiaries are NYSEG and Rochester Gas and Electric Corporation ("RG&E"). NYSEG is a regulated utility primarily engaged in purchasing and delivering electricity and natural gas in the central, eastern and western parts of the state of New York. NYSEG sold a majority of its generation assets in 1999 and the bulk of the remaining generation assets in 2002. RG&E is a regulated utility primarily engaged in generating, purchasing and delivering electricity and purchasing and delivering natural gas in an area centered around the city of Rochester, New York. RG&E sold its largest generation station, the Robert E. Ginna Nuclear Power Plant, in 2004, and plans to shut down its largest remaining generating facility, Russell Station, in 2007 upon the completion of a transmission upgrade required to assure reliable delivery.

Our energy delivery business consists primarily of our regulated electricity transmission and distribution operations in upstate New York and Maine and our regulated natural gas transportation, storage and distribution operations in upstate New York, Connecticut, Maine and Massachusetts. We serve approximately two million electricity customers and one million natural gas customers. Our service territories reflect diversified economies, including high-technology firms, insurance, light industry, consumer goods manufacturing, pulp and paper, ship building, colleges and universities, agriculture, fishing and recreational facilities. No customer accounts for 5% or more of either electric or natural gas revenues.

Our address is 52 Farm View Drive, New Gloucester, Maine 04260-5116 and our telephone number is (207) 688-6300.

RECENT DEVELOPMENTS

NYSEG's Electric Rate Plan Extension Proceeding

In September 2005 NYSEG filed a six-year Electric Rate Plan Extension with the New York State Public Service Commission ("NYPSC"), to commence on January 1, 2007, which is the day after the end of its current rate plan. As part of its filing, NYSEG proposed to decrease customers' bills prior to the commencement of the rate plan extension by implementing a customer bill credit effective for the four-month period from September 1, 2006, through December 31, 2006. In particular, NYSEG proposed to return to its electric customers $24 million from its Asset Sale Gain Account ("ASGA"), initially created as a result of the sale of NYSEG's generating stations. The ASGA has been enhanced during NYSEG's current rate plan with its customers' share of earnings resulting from the earnings sharing mechanism. NYSEG's Electric Rate Plan Extension, as subsequently amended, also proposed, beginning on January 1, 2007, to reduce its nonbypassable wires charge by $168 million and increase delivery rates by $104 million, thereby maintaining an annualized overall electricity delivery rate decrease of approximately $64 million, or 8.6%. NYSEG proposed to accomplish the reduction in its nonbypassable wires charge, which would more than offset the increase in delivery rates, by accelerating benefits from certain expiring above-market Non-Utility Generator ("NUG") contracts and capping the amount of above-market NUG costs over the term of the rate plan extension (referred to as NYSEG's NUG levelization proposal). NYSEG also proposed to increase its equity ratio from 45% to 50%. In addition, NYSEG's proposal would allow customers to continue to benefit from merger synergies and savings.

In early February 2006 Staff of the NYPSC ("Staff") and six other parties submitted their direct cases. Staff presented only a one-year rate case. In its presentation, Staff proposed a delivery rate decrease of approximately $83 million, or about 13.4%, which would equate to an overall delivery rate decrease of approximately $226 million, or about 36.5%, including NYSEG's proposed nonbypassable wires charge reduction for the 2007 rate year. Staff neither rebutted nor addressed NYSEG's revised and updated rate plan extension proposal, including its NUG levelization proposal. Staff also opposed NYSEG's proposal to extend its Voice Your Choice program. Staff has also raised several retroactive accounting issues which, if accepted by the NYPSC, could have a material effect on 2006 earnings.

NYSEG filed its rebuttal case on February 21, 2006, responding to Staff's one-year rate case proposal by proposing to increase delivery rates by approximately $58 million, beginning on January 1, 2007. NYSEG also proposed to amortize an equivalent portion of the ASGA liability through a customer bill credit in the nonbypassable wires charge to offset the delivery increase, resulting in no delivery rate change for 2007.

Hearings in this proceeding concluded on April 21, 2006, and various parties filed briefs on April 26, 2006.

On June 9, 2006, the administrative law judges assigned to NYSEG's electric rate plan extension proceeding issued their Recommended Decision ("RD").

The RD, among other things, recommends:

•	A decrease in delivery rates of $37 million. NYSEG’s most recent update in the proceeding requested a $58 million increase in delivery rates.

•	A 9.3% return on common equity ("ROE"). NYSEG had requested an 11% ROE.

•	A significant modification to NYSEG’s commodity options program, including:

o	Use of the variable rate supply option as the default for all customers not making a supply election, as opposed to the current fixed price option default.

o	A reduction in the allowance, from 35% to 22%, used to set the supply rate to cover the costs of providing fixed price electricity at retail.

o
The use of an earnings collar for supply of plus/minus $5 million with 80/20 (customers/shareholders) sharing outside the collar. NYSEG currently can earn 300 basis points ROE on supply (approximately $21 million) after which earnings are shared 50/50.

NYSEG believes that the commodity options program, as recommended, is unworkable and inconsistent with the development of a competitive retail market for supply. In particular, the lower allowance used to set the supply rate does not cover the cost and risk of providing fixed price electricity at retail and would stifle participation by retail energy service providers. If the commodity portion of the RD were adopted as proposed, NYSEG could not offer fixed price electricity to its customers.

If the RD were adopted in its entirety by NYPSC, the RD would have a significant adverse impact on NYSEG's financial condition and results of operations. In addition to the items noted above, the RD ignores over $25 million of forecasted expenses, which, if adopted, would force NYSEG to cut operating, maintenance and capital spending plans, resulting in significant workforce reductions and degradation in current levels of customer service. It is also likely that NYSEG would be forced to file a new electric rate case.

NYSEG filed briefs excepting certain aspects of the RD on June 29, 2006. Further, NYSEG continues to support the adoption of a six-year rate plan extension, including its NUG levelization proposal to moderate the delivery rate increase, and its proposal to extend its Voice Your Choice program. A final NYPSC decision is expected in August 2006.

Amendments relating to Anti-Takeover Effects of Charter and By-Laws and Certain Provisions of Law

In order to promote stockholder democracy, our Restated Certificate of Incorporation, as amended (the "Charter") and By-Laws were amended in 2006 to eliminate provisions requiring the vote of two-thirds of the outstanding shares of common stock to amend our By-Laws that address advance notice of director nominations, advance notice of business matters to be presented at the annual stockholder meeting, special meetings of stockholders and Board composition/director removal. In addition, the Charter was amended in 2006 to replace statutory super majority shareholder voting provisions with a majority voting standard with respect to sales of all or substantially all of our assets, share exchanges and dissolution.

SELECTED FINANCIAL DATA

The following material is qualified by, and should be considered in conjunction with, the more detailed information appearing in the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus. In our opinion, all adjustments (constituting only normal recurring adjustments) necessary for a fair statement of the results of operations for the three months ended March 31, 2006 and 2005, have been made.

	Three Months Ended March 31,(1)		Year Ended December 31,
	2006	2005	2005	2004	2003	2002(2)		2001
	(Thousands, except per share amounts)
Operating Revenues	$1,696,554	$1,637,278	$5,298,543	$4,756,692	$4,514,490	$3,778,026		$3,681,613
Net Income	$133,241	$154,366	$256,833	$229,337	$210,446	$188,603	(3)	$187,607	(4)(5)
Earnings Per Share, basic	$.91	$1.05	$1.75	$1.57	$1.45	$1.44	(3)	$1.61	(4)
Earnings Per Share, diluted	$.90	$1.05	$1.74	$1.56	$1.44	$1.44	(3)	$1.61	(4)
Dividends Per Share	$.29	$.275	$1.115	$1.055	$1.00	$.96		$.92
Total Assets	$11,126,936	$10,884,205	$11,487,708	$10,796,622	$11,330,441	$10,944,347		$7,269,232	(6)
Long-term Obligations,
Capital Leases and
Redeemable Preferred
Stock (7)	$3,706,279	$3,771,462	$3,667,065	$3,797,685	$4,017,846	$3,721,959		$2,816,278
_______________________

(1)	Due to the seasonal nature of our operations, financial results for interim periods are not necessarily indicative of trends for a 12-month period.

(2)	Due to the completion of our merger transaction with RGS Energy during 2002, the consolidated financial statements include RGS Energy’s results beginning with July 2002.

(3)
Includes the writedown of an investment in NEON Communications, Inc. that decreased net income $7 million and earnings per share 6 cents and the effect of restructuring expenses that decreased net income $24 million and earnings per share 19 cents.

(4)	Includes the writedown of an investment in NEON Communications, Inc. that decreased net income $46 million and earnings per share 39 cents.

(5)	Includes goodwill amortization of $25 million.

(6)	Does not reflect the reclassification of accrued removal costs from accumulated depreciation to a regulatory liability.

(7)	Not including current maturities.

CAPITALIZATION

The following table sets forth our historical capitalization as of March 31, 2006, and our capitalization as adjusted to reflect the issuance and sale of $250 million aggregate principal amount of the Notes contemplated by this prospectus supplement and our application of the net proceeds in the manner described under "Use of Proceeds." You should read this table in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2006		As Adjusted
	(Thousands)		(Thousands)
Notes Payable	$19,000		$114,000

Long-term Debt (includes current maturities)	$3,637,177	52.8%	$3,887,177	57.3%
Debt Owed to Subsidiary Holding Solely Parent Debentures	355,670	5.1	--	--
Preferred Stock of Subsidiaries	24,631	0.4	24,631	0.4
Common Stock Equity	2,871,257	41.7	2,864,657	42.3
Total Capitalization (includes current maturities)	$6,888,735	100.0%	$6,776,465	100.0%

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated.

		Year Ended December 31,
	Three Months Ended March 31, 2006(1)	2005	2004	2003	2002(2)		2001
Ratio of Earnings to Fixed Charges (3)	3.75	2.43	2.69	2.08	1.98	(4)	2.44	(4)
__________________________

(1)	Due to the seasonal nature of our operations, financial results for interim periods are not necessarily indicative of trends for a 12-month period.

(2)	Due to the completion of our merger transaction with RGS Energy during 2002, the consolidated financial statements include RGS Energy’s results beginning with July 2002.

(3)
The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For this purpose earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends of subsidiaries.

(4)
The ratio of earnings to fixed charges in 2002 includes a $12 million writedown of an investment in NEON Communications and a $41 million effect from restructuring expenses. Excluding those two amounts, the ratio of earnings to fixed charges for 2002 would have been 2.15. The ratio of earnings to fixed charges in 2001 includes a $78 million writedown of an investment in NEON Communications. Excluding the $78 million, the ratio of earnings to fixed charges for 2001 would have been 2.77. We provide information on our ratio of earnings to fixed charges exclusive of nonrecurring items because we believe this information may be helpful to investors in assessing our ratio of earnings to fixed charges from ongoing operations. We caution investors that our view of nonrecurring items may differ from that of other companies and our ratio of earnings to fixed charges exclusive of nonrecurring items should not be used as a surrogate for our reported ratio of earnings to fixed charges prepared in accordance with generally accepted accounting principles.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the Notes as well as additional short-term borrowings to help facilitate the redemption of $345 million aggregate principal amount of our 8¼% junior subordinated debt securities held by one of our financing subsidiaries, Energy East Capital Trust I. Energy East Capital Trust I will simultaneously redeem at par its publicly held 8¼% Capital Securities. We expect to write off approximately $11 million of unamortized debt expense, approximately $6.6 million after tax, when these securities are redeemed. In addition, we may use a portion of the proceeds for general corporate purposes. We will invest funds not immediately required for such purposes in short-term investment grade securities.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Notes, which are referred to in the accompanying prospectus as "senior debt securities," is not complete and should be read together with "Description of Securities—Senior Debt Securities" in the accompanying prospectus. This description supplements and, to the extent it is inconsistent with the description in the accompanying prospectus, replaces the description of the general terms and provisions of the debt securities in the accompanying prospectus. The Notes will be issued under an existing senior indenture dated as of August 31, 2000, between us and JPMorgan Chase Bank, N.A. (formerly known as The Chase Manhattan Bank), as supplemented by eight supplemental indentures. References in this prospectus supplement to the senior indenture will mean the senior indenture as so supplemented. This summary is qualified in its entirety by reference to the senior indenture.

General

The Notes will mature on July    , 2036. The Notes will bear interest from July    , 2006, at the rate of    % per year. Interest will be payable semi-annually in arrears on January    and July    of each year, beginning January    , 2007, to the persons in whose names the Notes are registered at the close of business on the preceding January    and July    , respectively (whether or not a Business Day), subject to certain exceptions. Interest on the Notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The Notes will be our unsecured and unsubordinated obligations ranking equally with our other existing and future unsecured and unsubordinated indebtedness. At March 31, 2006, we had $1,032,350,000 outstanding of indebtedness consisting of $200,000,000 8.05% Notes due November 15, 2010, $232,350,000 5.75% Notes due November 15, 2006, $400,000,000 6.75% Notes due June 15, 2012 and $200,000,000 6.75% Notes due September 15, 2033, exclusive of $345,000,000 of indebtedness issued to Energy East Capital Trust I, a business trust, in connection with the issuance of 8¼% Capital Securities by Energy East Capital Trust I. All this indebtedness is unsecured and unsubordinated. In addition, at March 31, 2006, our subsidiaries had aggregate indebtedness outstanding of approximately $2,607,065,000 (including current maturities). The Notes issued hereby will be effectively subordinated to the indebtedness of our subsidiaries. The senior indenture contains no restrictions on the amount of additional indebtedness that we may issue.

We may, without the consent of the holders of the Notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the Notes. Any additional notes will, together with the Notes, constitute a single series of the notes under the senior indenture. No additional notes may be issued if an event of default has occurred with respect to the Notes.

The Notes will initially be issued only in registered, book-entry form, in denominations of $1,000 and any integral multiples of $1,000 as described under "—Book-Entry Only Issuance - The Depository Trust Company" below. We will issue global securities in denominations that together equal the total principal amount of the outstanding Notes.

Optional Redemption

The Notes will be redeemable, at our option, at any time in whole or from time to time in part, at a redemption price equal to the greater of:

•	100% of the principal amount of the Notes to be redeemed, or

•
the sum of the present values of the remaining scheduled payments of principal and interest thereon from the redemption date to the maturity date computed by discounting such payments to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the sum of (1) basis points plus (2) the Adjusted Treasury Rate on the third Business Day prior to the redemption date, as calculated by an Independent Investment Banker, plus, in each case, accrued and unpaid interest, if any, to the redemption date.

"Adjusted Treasury Rate" means, with respect to any redemption date:

•
the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded U.S. Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Adjusted Treasury Rate will be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

•
if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

"Business Day" means any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

"Comparable Treasury Issue" means the U.S. Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes ("Remaining Life") or, if, in the reasonable judgment of the Independent Investment Banker, there is no such security, then the Comparable Treasury Issue will mean the U.S. Treasury security or securities selected by an Independent Investment Banker as having an actual or interpolated maturity or maturities comparable to the remaining term of the Notes.

"Comparable Treasury Price" means (1) the average of the Reference Treasury Dealer Quotations for the applicable redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

"Independent Investment Banker" means one of the Reference Treasury Dealers selected by us, or if any such firm is unwilling or unable to serve as such, an independent investment and banking institution of national standing appointed by us.

"Reference Treasury Dealer" means each of (1) Banc of America Securities LLC and one other primary U.S. Government securities dealer ("Primary Treasury Dealer") selected by Wachovia Capital Markets, LLC and their respective successors; provided that if any of the foregoing ceases to be, and has no affiliate that is, a Primary Treasury Dealer, we will substitute for it another Primary Treasury Dealer and (2) any two other Primary Treasury Dealers selected by us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date for the Notes, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

We will mail notice of redemption at least 30 days but not more than 60 days before the applicable redemption date to each holder of the Notes to be redeemed. If we elect to partially redeem the Notes, the Trustee will select in a fair and appropriate manner the Notes to be redeemed.

Upon the payment of the redemption price, plus accrued and unpaid interest, if any, to the date of redemption, interest will cease to accrue on and after the applicable redemption date on the Notes or portions thereof called for redemption.

Book-Entry Only Issuance - The Depository Trust Company

Upon issuance, all book-entry Notes will be represented by one or more fully registered global certificates. Each global security will be deposited with DTC or its custodian and will be registered in the name of DTC or a nominee of DTC. DTC will thus be the only registered holder of these securities.

The following is based on information furnished to us by DTC that we believe to be reliable, but we accept no responsibility for its accuracy:

DTC, the world's largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds and provides asset servicing for over 2.6 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation and Fixed Income Clearing Corporation (NSCC and FICC, also subsidiaries of DTCC). Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest ranking: AAA. The DTC Rules applicable to DTC and its Participants are on file with the Securities and Exchange Commission. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each actual purchaser of each Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in securities, except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all securities deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the securities. DTC’s records reflect only the identity of the Direct Participants to whose accounts the securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Although voting with respect to the Notes is limited, in those cases where a vote is required, neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC's Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions and dividends payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC's receipt of funds and corresponding detail information from us, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and dividend payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us and the property trustee, disbursement of the payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

Except as provided in this prospectus supplement, a Beneficial Owner of Notes will not be entitled to receive physical delivery of securities. Accordingly, each Beneficial Owner must rely on the procedures of DTC to exercise any rights under the Notes. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or the sponsor. Under such circumstances, in the event that a successor depository is not obtained, Note certificates will be printed and delivered to the holders of record. Additionally, we may, subject to DTC's procedures, decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary) with respect to the Notes. In that event and subject to these procedures, certificates for the Notes will be printed and delivered to the holders of record.

We have no responsibility for the performance by DTC or its Direct and Indirect Participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, we have agreed to sell to each underwriter named below, for whom Banc of America Securities LLC and Wachovia Capital Markets, LLC are acting as representatives, the following respective principal amounts of the Notes:

Underwriter	Principal Amount of Notes
Banc of America Securities LLC	$
Wachovia Capital Markets, LLC
HSBC Securities (USA) Inc.
UBS Securities LLC
Total		$250,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or the offering of the Notes may be terminated.

The underwriting agreement provides that the obligation of the several underwriters to purchase and pay for the Notes is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions.

The underwriters propose to offer the Notes initially at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at that price less a selling concession of . % of the principal amount per Note. The underwriters may allow, and such dealers may re-allow a concession of . % of the principal amount per Note to certain other dealers. After the initial public offering, the representatives may change the offering price and other selling terms.

We estimate that our out-of-pocket expenses for this offering will be approximately $200,000.

We have agreed to indemnify each of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to make certain contribution in respect thereof.

The Notes are a new issue of securities with no established trading market. The Notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the Notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected.

In connection with the offering of the Notes, the representatives may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the representatives may overallot in connection with the offering, creating a short position. In addition, the representatives may bid for, and purchase, the Notes in the open market to cover short positions or to stabilize the price of the Notes. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels, but no representation is made hereby of the magnitude of any effect that the transactions described above may have on the market price of the Notes. The underwriters will not be required to engage in these activities, and may engage in these activities, and may end any of these activities at any time without notice.

The underwriters and their affiliates have from time to time performed, and currently perform, various investment or commercial banking and financial advisory services for us and our subsidiaries in the ordinary course of business for which they have received, and will receive, reasonable customary fees.

LEGAL MATTERS

The validity of the Notes and certain other matters will be passed upon for us by LeBoeuf, Lamb, Greene & MacRae LLP, New York, New York, and for the underwriters by Nixon Peabody LLP, New York, New York.

EXPERTS

The financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in the prospectus by reference from our Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

In addition to the information under the heading "Where You Can Find More Information" in the accompanying prospectus, the SEC allows us to "incorporate by reference" information into this prospectus supplement and the accompanying prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus. The information filed with the SEC in the future will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all of the securities being offered under this prospectus supplement are sold:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006.

•	Our Current Reports on Form 8-K dated January 10, 2006, February 9, 2006 (only with respect to Item 1.01), April 6, 2006 and June 9, 2006.

Documents that we file and which are incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus supplement and the accompanying prospectus. You may obtain documents incorporated by reference in this prospectus supplement and the accompanying prospectus by writing or telephoning:

Energy East Corporation
Manager of Investor Relations
52 Farm View Drive
New Gloucester, Maine 04260-5116
(207) 688-4336

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PROSPECTUS

$1,005,000,000

Energy East Corporation

Common Stock
Preferred Stock
Senior Debt Securities
Junior Subordinated Debt Securities

Energy East Capital Trust II

Trust Preferred Securities
guaranteed, to the extent described herein, by

Energy East Corporation

________________________

This prospectus contains summaries of the general terms of these securities. Energy East or Energy East Capital Trust II will provide the specific terms of these securities, and the manner in which they are being offered, in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

________________________

The common stock of Energy East is listed on the New York Stock Exchange under the trading symbol “EAS.”

________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

________________________

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement. Any statement contained in this prospectus will be deemed to be modified or superseded by any inconsistent statement contained in an accompanying prospectus supplement.

________________________

The date of this prospectus is July 24, 2003

________________________

In this prospectus, references to “we,” “us,” “our” and “Energy East” refer to Energy East Corporation, unless the context indicates that “we,” “us” or “our” refers to Energy East Corporation together with its consolidated subsidiaries.

________________________

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that Energy East and Energy East Capital Trust II have filed with the SEC utilizing a “shelf” registration process. This prospectus also relates to a shelf registration statement that was previously filed with the SEC under which $5,000,000 of securities remains unissued. Under this shelf registration process, any combination of the securities described in this prospectus may be sold from time to time in one or more offerings of one or more series up to a total dollar amount of $1,005,000,000. This prospectus only provides you with a general description of the securities that may be offered. Each time securities are sold, a “prospectus supplement” will be provided which will contain specific information about the terms of that offering. Material United States federal income tax considerations that may be applicable to the offered securities will also be discussed in the applicable prospectus supplement.

A prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

We believe that we have included or incorporated by reference in this prospectus all information material to investors, but certain details that may be important for specific investment purposes have not been included. For more detail, you should read the exhibits filed with or incorporated by reference into the registration statement.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s public reference room at:

Public Reference Room
Room 1024
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide website that the SEC maintains at http://www.sec.gov. In addition, materials and information concerning us can be inspected at the New York Stock Exchange, 20 Broad Street, 7th Floor, New York, New York 10005, where our common stock is listed.

This prospectus is part of a registration statement that we filed with the SEC. The full registration statement may be obtained from the SEC or us, as indicated below. Documents and forms of documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus about these documents are summaries. You should refer to the actual documents for a more complete description of the relevant matters.

Incorporation by Reference

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. The information filed with the SEC in the future will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until all of the securities being offered under this prospectus or any prospectus supplement are sold:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002.

•	Our Annual Reports on Form 11-K for the year ended December 31, 2002.

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

•	Our Current Reports on Form 8-K dated March 5, 2003, April 25, 2003 and April 29, 2003.

Documents that we file and which are incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit into this prospectus. You may obtain documents incorporated by reference in this prospectus by writing or telephoning:

Energy East Corporation
Shareholder Services
P.O. Box 3200
Ithaca, New York 14852-3200
(800) 225-5643

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date of such documents.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the additional information described under the heading “Where You Can Find More Information” may contain some forward-looking statements that involve risks and uncertainties. We may make these statements about our financial condition, results of operations and business. These statements may be made directly in this prospectus or any accompanying prospectus supplement, or may be “incorporated by reference” from other documents filed with the SEC. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ from those indicated by such forward-looking statements include, among others, the following:

•	the deregulation and continued regulatory unbundling of a vertically integrated industry;

•	our ability to compete in the rapidly changing and increasingly competitive electricity and/or natural gas utility markets;

•	regulatory uncertainty in a politically-charged environment of changing energy prices;

•	operation of the New York Independent System Operator and ISO New England, Inc.;

•	operation of a regional transmission organization;

•	our ability to recover nonutility generator and other costs;

•	changes in fuel supply or cost and the success of strategies to satisfy power requirements now that most generation assets have been sold;

•
our ability to integrate the operations of Berkshire Energy Resources, CMP Group, Inc., Connecticut Energy Corporation, CTG Resources, Inc. and RGS Energy Group, Inc. with our operations and to achieve enterprise-wide integration synergies;

•	market risk;

•	our ability to obtain adequate and timely rate relief;

•	nuclear or environmental incidents;

•	legal or administrative proceedings;

•	changes in the cost or availability of capital;

•	the effect of the volatility in the equity markets on pension benefit costs;

•	growth in the areas in which we are doing business;

•	weather variations affecting customer energy usage;

•	authoritative accounting guidance;

•	acts of terrorists; and

•	other considerations that may be disclosed from time to time in our publicly disseminated documents or filings.

You should not place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or any prospectus supplement, or, in the case of a document incorporated by reference, the date of that document.

The cautionary statements in this section expressly qualify, in their entirety, all subsequent forward-looking statements attributable to us or any person acting on our behalf. We do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, any prospectus supplement or documents incorporated by reference.

ENERGY EAST CORPORATION

We are a New York public utility holding company organized in 1997. We are a super-regional energy services and delivery company with operations in New York, Connecticut, Massachusetts, Maine and New Hampshire and corporate offices in New York and Maine. On February 8, 2000, we completed our merger with Connecticut Energy Corporation, which is a holding company primarily engaged in the retail distribution of natural gas in Connecticut through its wholly owned subsidiary, The Southern Connecticut Gas Company. On September 1, 2000, we completed our mergers with CMP Group, Inc., CTG Resources, Inc. and Berkshire Energy Resources. CMP Group is a holding company and its principal operating subsidiary, Central Maine Power Company, is primarily engaged in transmitting and distributing electricity generated by others to retail customers in Maine. CTG Resources, also a holding company, is the parent company of Connecticut Natural Gas Corporation, a regulated natural gas distribution company in Connecticut. Berkshire Energy is a holding company and the parent company of The Berkshire Gas Company, a regulated natural gas distribution company that operates in western Massachusetts. On June 28, 2002, we completed our merger with RGS Energy Group, Inc. RGS Energy Group is a holding company whose principal operating subsidiaries are New York State Electric & Gas Corporation and Rochester Gas and Electric Corporation.

Our principal energy delivery business is transmitting, distributing and generating electricity in upstate New York and Maine and transporting, storing and distributing natural gas in upstate New York, Connecticut, Maine and Massachusetts. We serve approximately 1.8 million electricity customers and 900,000 natural gas customers. Our service territories reflect diversified economies, including high-tech firms, insurance, light industry, consumer goods manufacturing, pulp and paper, ship building, colleges and universities, agriculture, and fishing and recreational facilities. No customer accounts for more than 5% or more of either electric or natural gas revenues.

Our address is P.O. Box 12904, Albany, New York 12212-2904 and our telephone number is (518) 434-3049.

Utility Operations

New York State Electric & Gas Corporation. New York State Electric & Gas Corporation (“NYSEG”) is a public utility company primarily engaged in transmitting and distributing electricity and transporting, storing and distributing natural gas. NYSEG’s service territory, 99% of which is located outside the corporate limits of cities, is in the central, eastern and western parts of the State of New York. NYSEG’s service territory has an area of approximately 20,000 square miles and a population of approximately 2,500,000. The larger cities in New York in which NYSEG serves both electricity and natural gas customers are Binghamton, Elmira, Auburn, Geneva, Ithaca and Lockport. NYSEG provides delivery service to approximately 838,000 electricity customers and 250,000 natural gas customers.

Rochester Gas and Electric Corporation. Rochester Gas and Electric Corporation (“RG&E”) is a public utility company engaged in generating, transmitting and distributing electricity and transporting and distributing natural gas. RG&E generates electricity from one nuclear plant, one coal-fired plant, three gas turbine plants and several smaller hydroelectric stations. RG&E’s service territory includes the city of Rochester, a major industrial center in the State of New York and a substantial suburban area with a large and prosperous agricultural area. RG&E’s service territory has an area of approximately 2,800 square miles and a population of approximately 1,000,000. RG&E provides delivery service to approximately 355,000 electricity customers and 291,000 natural gas customers.

Central Maine Power Company. Central Maine Power is an electric transmission and distribution utility in Maine. Central Maine Power serves approximately 564,000 customers in its 11,000 square-mile service area in the southern and central areas of Maine. Central Maine Power’s service area contains most of Maine’s industrial and commercial centers, including the city of Portland and the Lewiston-Auburn, Augusta-Waterville and Bath-Brunswick areas. These areas encompass approximately 1,000,000 people.

The Southern Connecticut Gas Company. Southern Connecticut Gas is engaged in the retail distribution of natural gas for residential, commercial and industrial users and the transportation of natural gas for commercial and industrial users. Southern Connecticut Gas serves approximately 171,000 customers in the State of Connecticut, primarily in towns along the southern Connecticut coast from Westport to Old Saybrook, which include the urban communities of Bridgeport and New Haven, covering an area of approximately 500 square miles with a population of approximately 800,000. Southern Connecticut Gas is the sole distributor of natural gas other than bottled gas in its service area.

Connecticut Natural Gas Corporation. Connecticut Natural Gas is engaged in the retail distribution of natural gas for residential, commercial and industrial users and the transportation of natural gas for commercial and industrial users. Connecticut Natural Gas currently serves approximately 152,000 customers in Connecticut, principally in the Hartford-New Britain area and Greenwich, covering an area of approximately 900 square miles with a population of approximately 800,000.

The Berkshire Gas Company. Berkshire Gas sells and distributes natural gas to approximately 35,000 retail customers in western Massachusetts, including Pittsfield and North Adams, covering an area of approximately 1,000 square miles. The population of the area served is approximately 190,000 and is primarily residential in character, but the territory also includes industrial, agricultural, educational, cultural and resort facilities.

Other Operations

Our other businesses include a nonutility generating company, a liquid fuels distribution company, a retail energy marketing company, telecommunications assets, a propane distribution company, a district heating and cooling system and a Federal Energy Regulatory Commission regulated liquefied natural gas peaking plant.

RECENT DEVELOPMENTS

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity are classified and measured. Under previous guidance, those instruments could have been classified as equity. We will be required to classify as a liability our mandatorily redeemable preferred stock and mandatorily redeemable trust preferred securities, which we previously had classified as preferred stock of subsidiaries on our statements of financial position. Statement 150 is effective at the beginning of the first interim period beginning after June 15, 2003 for instruments existing when Statement 150 was issued. We will adopt Statement 150 on July 1, 2003.

THE TRUST

The trust is a statutory trust formed in 2001 under Delaware law by us, as sponsor for the trust, and Chase Manhattan Bank USA, National Association, who serves as trustee in the State of Delaware for the purpose of complying with the provisions of the Delaware Statutory Trust Act. The trust agreement for the trust will be amended and restated each time additional trust preferred securities are issued by the trust. The amended trust agreement will be qualified as an indenture under the Trust Indenture Act of 1939.

The trust exists for the exclusive purposes of:

•	issuing two classes of trust securities—trust preferred securities and trust common securities—which together represent undivided beneficial interests in the assets of the trust;

•	investing the gross proceeds of the trust securities in our junior subordinated debt securities;

•	making distributions; and

•	engaging in only those other activities necessary, advisable or incidental to the purposes listed above.

Our junior subordinated debt securities will constitute substantially all of the assets of the trust, and our payments under the junior subordinated debt securities and the related agreement as to expenses and liabilities will constitute substantially all of the revenue of the trust.

Separate financial statements for the trust are not included in this prospectus. We do not believe that such financial statements would be material to holders of the trust preferred securities because the trust does not have any independent operations and the sole purpose of the trust is as described above. We do not expect that the trust will file annual, quarterly or special reports with the SEC.

The address of the trust is c/o Energy East Corporation, P.O. Box 12904, Albany, NY 12212-2904.

USE OF PROCEEDS

Unless we indicate differently in the applicable prospectus supplement which accompanies this prospectus, we intend to use the net proceeds from the sale of the offered securities for general corporate purposes, which may include, among other things, reduction of short-term debt, financing our construction program, additions to working capital and repurchases or refinancings of securities. We may also invest funds not immediately required for such purposes in short-term investment grade securities. The amount and timing of sales of the offered securities will depend on market conditions and the availability of other funds.

RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratio of earnings to fixed charges and our consolidated ratio of earnings to fixed charges and preferred stock dividends for the three months ended March 31, 2003, and the five most recent fiscal years:

	Three Months Ended	Year Ended December 31,
	March 31, 2003(2)	2002(3)	2001(4)	2000	1999(5)	1998
Ratio of earnings to fixed charges(1)	3.83	1.96	2.43	3.47	4.20	3.34
Ratio of earnings to fixed charges and preferred stock dividends(1)(6)	3.83	1.96	2.43	3.47	4.20	3.34
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(1)
The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. The ratio of earnings to fixed charges and preferred stock dividends is calculated by dividing earnings by fixed charges and preferred stock dividends. For this purpose, earnings means income from continuing operations before income taxes and fixed charges. Fixed charges means all interest charges, the interest component of rentals and preferred stock dividends of subsidiaries.

(2)	Financial results for interim periods are not necessarily indicative of trends for a 12-month period.

(3)
Our earnings for 2002 includes a $12 million writedown of an investment in NEON Communications, Inc. and a $41 million effect from restructuring expenses. Excluding those two amounts, these earnings ratios for the period would have been 2.13.

(4)	Our earnings for 2001 includes a $78 million writedown of an investment in NEON Communications, Inc. Excluding the $78 million, these earnings ratios for the period would have been 2.76.

(5)
Our earnings for 1999 includes $84 million that we paid in federal income taxes as a result of the sale of our coal-fired generation assets. Excluding the $84 million, these earnings ratios for the period would have been 3.59.

(6)	We have not previously issued preferred stock and we therefore have never declared any preferred stock dividends.

DESCRIPTION OF SECURITIES

Capital Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, $0.01 par value per share, of which 145,780,313 shares were issued and outstanding as of June 12, 2003, and 10,000,000 shares of preferred stock, $0.01 par value per share, none of which is issued or outstanding.

The following summary description of our capital stock is qualified in its entirety by reference to our Restated Certificate of Incorporation, as amended (“Charter”), our By-Laws and the New York Business Corporation Law. We refer you to our Charter and By-Laws for the full provisions. Copies of our Charter and By-Laws have been filed with the SEC as exhibits to the registration statement, of which this prospectus forms a part, and are incorporated in the prospectus by reference.

Common Stock

Dividends

Subject to any preferential dividend rights of our preferred stock, if any should become outstanding, dividends on our common stock will be paid if, when and as determined by our board of directors from time to time out of funds legally available for that purpose.

Voting Rights

Holders of our common stock are entitled to one vote for each share held by them on all matters submitted to the shareholders and are entitled to cumulative voting in the election of directors. Our Charter provides for the adoption of a plan of merger or consolidation by the affirmative vote of the shareholders entitled to cast a majority of the votes entitled to be cast. Our Charter and By-Laws require the affirmative vote of the shareholders entitled to cast two-thirds of the votes entitled to be cast in order for shareholders to alter, amend, repeal, or adopt any provision inconsistent with, certain specified provisions of our By-Laws. Our board of directors is divided into three classes serving staggered three year terms.

Liquidation

In the event of any liquidation, dissolution or winding up of our company, either voluntary or involuntary, after payment or provision for payment shall have been made of the amounts to which the holders of our preferred stock shall be entitled under the provisions of any series of our preferred stock established by the board of directors, the holders of our common stock will be entitled, to the exclusion of the holders of our preferred stock of any series, to share ratably, according to the number of shares held by them, in all remaining assets of ours available for distribution.

Preemptive and Other Rights

The holders of our capital stock are not entitled to any preemptive rights to subscribe for or purchase any part of any issue, sale or offering of any shares of our capital stock of any class or series, now or hereafter authorized, or of any options, warrants or rights to subscribe for or purchase any such shares, or of any securities convertible into, exchangeable for, or carrying options, warrants or rights to subscribe for or purchase, any such shares, regardless of whether such issue, sale or offering is for cash, property, services or otherwise. Our common stock is not subject to redemption or to any further calls or assessments and is not entitled to the benefit of any sinking fund provisions. The shares of our common stock to be issued in connection with any applicable prospectus supplement, when issued, will be fully paid and non-assessable.

Listing

Our common stock is listed on the New York Stock Exchange under the trading symbol “EAS.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for our common stock is Mellon Investor Services, L.L.C., P.O. Box 3315, South Hackensack, New Jersey 07606.

Preferred Stock

The following summarizes briefly some general terms of our preferred stock. You should read the terms of any series of preferred stock, which will be described in more detail in an applicable prospectus supplement. If indicated in an applicable prospectus supplement, the terms of any series may differ from the terms described below. You should also read the more detailed provisions of our Charter and the applicable certificate of amendment relating to each particular series of preferred stock, which will be filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, for provisions that may be important to you.

With respect to each series of preferred stock, our board of directors may determine, among other things, the following:

•	the serial designation;

•	the number of shares included;

•	the dividend rate and dividend periods, and whether dividends will be cumulative;

•	the relative rights in the event of our voluntary or involuntary liquidation, dissolution or winding-up;

•	any redemption provisions;

•	any sinking fund provisions;

•	any conversion or exchange provisions;

•	any voting rights in addition to those provided by law; and

•	any other relative rights, preferences, or limitations.

The shares of each series of preferred stock will be, when issued, fully paid and non-assessable and holders will have no preemptive rights.

The preferred stock will rank, with respect to dividends and upon our liquidation, dissolution or winding up, senior to all classes of our common stock.

The Transfer Agent and Registrar for our preferred stock is Mellon Investor Services, L.L.C., P.O. Box 3315, South Hackensack, New Jersey 07606.

Anti-Takeover Effects of Our Charter and By-Laws and Certain Provisions of Law

Certain provisions of our Charter and By-Laws may make it more difficult to acquire control over our company by various means. These provisions could deprive shareholders of opportunities to realize a premium on the shares of our common or preferred stock owned by them. In addition, these provisions may adversely affect the market price of our common or preferred stock. These provisions are intended to:

•	enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors;

•	discourage certain types of transactions which may involve an actual or threatened change in control of our company;

•	discourage certain tactics that may be used in proxy fights;

•	encourage persons seeking to acquire control of our company to consult first with our board of directors to negotiate the terms of any proposed business combination or offer; and

•
reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares of common stock or that is otherwise unfair to our shareholders.

Reference is made, and the following discussion is qualified in its entirety by reference, to the specific provisions contained in our Charter and By-Laws, which appear as exhibits to the registration statement of which this prospectus is a part, and to the relevant provisions of the New York Business Corporation Law.

Our Charter provides that our board of directors shall be divided into three classes of as nearly equal size as possible, with directors in each class being elected for terms of three years. The classification of the board has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the board. The By-Laws authorize our board of directors to fill vacancies, including newly created directorships. Accordingly, this provision could enable our board of directors to prevent a shareholder from obtaining majority representation on the board by enlarging the board of directors and filling the new directorships with its own nominees. This would also encourage any person who may attempt to take over out- company to deal with our board of directors. The By-Laws also provide that, except as otherwise provided by statute, directors may be removed by shareholders only for cause and only by affirmative vote of holders of a majority of the outstanding shares of our common stock. Directors may not be removed without cause by the shareholders, except in the case of a director elected by the holders of any class or series of our stock which may then be outstanding (other than the common stock), voting separately as a class or series, if provided by our Charter. Shareholders would therefore have more difficulty in forcing changes in the composition of our board of directors.

Our By-Laws provide that special meetings of our shareholders may be called only by the chairman of the board of directors or the president and must be called by the chairman, president or secretary at the request in writing of a majority of directors or a majority of the outstanding shares of common stock. This limitation on the right of shareholders to call a special meeting could make it more difficult for shareholders to initiate actions that are opposed by our board of directors. These actions could include the removal of an incumbent director, the election of a shareholder nominee as a director or the implementation of a rule requiring shareholder ratification of defensive strategies with respect to unsolicited takeover bids. In addition, the limited ability of the shareholders to call a special meeting of shareholders may make it more difficult to change our existing board and management.

Our By-Laws provide that shareholders seeking to bring business before an annual meeting of shareholders, or to nominate candidates for election as directors at an annual meeting or at a special meeting of shareholders called for the purpose of electing directors, must provide timely notice thereof in writing. The By-Laws also specify certain requirements as to the timeliness, form and content of a shareholder’s notice. These provisions may preclude shareholders from bringing matters before an annual meeting of shareholders or from making nominations for directors at an annual meeting or special meeting of shareholders.

Authorized but unissued shares of common stock and preferred stock are available for future issuance by our board of directors without shareholder approval. In particular, our board of directors is authorized to issue “blank check” preferred stock, with such terms, rights and preferences as it may determine. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of our company by means of a proxy contest, tender offer, merger or otherwise.

The New York Business Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our Charter and By-Laws impose a two-thirds supermajority vote requirement in connection with the amendment of certain provisions of our By-Laws by our shareholders, including those provisions relating to the election and removal of directors, the ability of shareholders to call special meetings and the ability of shareholders to bring business before an annual meeting or to nominate directors. In addition, we are subject to the provisions of Section 912 of the New York Business Corporation Law, which prohibits a New York corporation from engaging in any business combination with an interested shareholder unless such business combination or the original acquisition of stock was approved by the corporation’s board of directors. Certain acquisitions of our common stock could also require approval of the SEC under the Public Utility Holding Company Act of 1935 as well as certain federal and state energy regulatory approval, depending on the structure and the details of the transaction. These provisions could prohibit, delay or discourage the accomplishment of mergers, takeovers or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire our company.

Senior Debt Securities

The following description sets forth the general terms and provisions of the senior debt securities that we may offer by this prospectus. The senior debt securities will rank equally with all of our other unsecured and unsubordinated debt.

The senior debt securities will be issued under an existing senior indenture between us and JPMorgan Chase Bank, as trustee. The senior indenture is an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference. The senior indenture gives us broad authority to set the particular terms of each series of senior debt securities, including the right to modify certain of the terms contained in the senior indenture. The particular terms of a series of senior debt securities and the extent, if any, to which the particular terms of the issue modify the terms of the senior indenture will be described in the applicable prospectus supplement relating to the senior debt securities.

The senior indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the senior debt securities or the senior indenture. This summary is subject to and qualified in its entirety by reference to all the provisions of the senior indenture, including definitions of terms used in that indenture. We also include references in parentheses to certain sections of the senior indenture. Whenever we refer to particular sections of, or defined terms used in, the senior indenture in this prospectus or in the applicable prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the senior debt securities described in the applicable prospectus supplement or supplements.

Prospective purchasers of senior debt securities should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to the senior debt securities of a particular series. The applicable prospectus supplement will describe these considerations, if they apply.

There is no requirement under the senior indenture that future issues of our senior debt securities be issued under that indenture. We will be free to use other indentures or documentation, containing provisions different from those included in the senior indenture or applicable to one or more issues of senior debt securities, in connection with future issues of other debt securities.

General

The senior indenture does not limit the aggregate principal amount of senior debt securities that we may issue under that indenture. The senior indenture provides that the senior debt securities may be issued in one or more series. The senior debt securities may be issued at various times and may have differing maturity dates and may bear interest at differing rates. We need not issue all senior debt securities of one series at the same time and, unless otherwise provided, we may reopen a series, without the consent of the holders of securities of that series, for issuances of additional senior debt securities of that series.

Prior to the issuance of each series of senior debt securities, the particular terms will be specified in a supplemental indenture, a board resolution or in one or more officer’s certificates authorized pursuant to a board resolution. We refer you to the applicable prospectus supplement for a description of the following terms of the series of senior debt securities:

•	title of the senior debt securities;

•	any limit on the aggregate principal amount of the senior debt securities;

•
the person to whom any interest on the senior debt securities shall be payable, if other than the person in whose name those securities are registered at the close of business on the regular record date;

•	the date or dates on which the principal of the senior debt securities will be payable or how the date or dates will be determined;

•	the rate or rates at which the senior debt securities will bear interest, or how the rate or rates will be determined and the date or dates from which interest will accrue;

•	the dates on which interest will be payable;

•	the record dates for payments of interest;

•
the place or places, if any, in addition to the office of the senior indenture trustee, where the principal of, and premium, if any, and interest, if any, on the senior debt securities will be payable;

•
the period or periods within which, the price or prices at which, and the terms and conditions upon which, the senior debt securities may be repaid, in whole or in part, at the option of the holder thereof;

•	any sinking fund or other provisions or options held by holders of the senior debt securities that would obligate us to repurchase or redeem those securities;

•	the percentage, if less than 100%, of the principal amount of the senior debt securities that will be payable if the maturity of those securities is accelerated;

•	any changes or additions to the events of default under the senior indenture or changes or additions to our covenants under that indenture;

•	any collateral, security, assurance or guarantee for the senior debt securities; and

•	any other specific terms applicable to the senior debt securities.

Unless we indicate differently in the applicable prospectus supplement, the senior debt securities will be denominated in United States currency in minimum denominations of $1,000 and multiples of $1,000.

Unless we indicate differently in the applicable prospectus supplement, there are no provisions in the senior indenture or the senior debt securities that require us to redeem, or permit the holders to cause a redemption of, the senior debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

Security and Ranking

We conduct our operations primarily through our subsidiaries and substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our cash flow and our ability to meet our obligations under the senior debt securities are largely dependent upon the earnings of our subsidiaries and the distribution or other payment of these earnings to us in the form of dividends or advances and repayment of loans and advances from us. Our subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due on our senior debt securities or to make any funds available for payment of amounts due on our senior debt securities.

Because we are a holding company, our obligations under the senior debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries. Therefore, our rights and the rights of our creditors, including the rights of the holders of our senior debt securities, to participate in any distribution of assets of any of our subsidiaries, when such subsidiary is liquidated or reorganized, is subject to the prior claims of the subsidiary’s creditors. To the extent that we may be a creditor with recognized claims against any of our subsidiaries, our claims would still be effectively subordinated to any security interest in, or mortgages or other liens on, the assets of the subsidiary and would be subordinated to any indebtedness or other liabilities of the subsidiary that are senior to that held by us.

The junior subordinated debt securities may be presented for exchange, and may be presented for registration of transfer (with the form of transfer endorsed, or a duly executed satisfactory written instrument of transfer), at the office of the appropriate securities registrar or at the office of any transfer agent designated by us for such purpose and referred to in the applicable prospectus supplement. There will be no service charge for any exchange or registration of transfer, although payment of certain taxes and other governmental charges as described in the subordinated indenture may be required. We will appoint the subordinated indenture trustee as securities registrar under the subordinated indenture. If we designate any transfer agents (in addition to the securities registrar) with respect to any series of junior subordinated debt securities in the applicable prospectus supplement, we may rescind that designation or approve a change in the location where such transfer agent acts at any time, provided that we maintain a transfer agent in each place of payment for such series. We may designate additional transfer agents with respect to any series of junior subordinated debt securities at any time. (See section 2.5 of the subordinated indenture.)

Payment and Paying Agents

Unless we indicate differently in the applicable prospectus supplement, we will pay interest on our senior debt securities on each interest payment date by check mailed to the person in whose name that security is registered as of the close of business on the regular record date relating to the interest payment date, except that interest payable at stated maturity, upon redemption or otherwise, will be paid to the person to whom principal is paid. However, if we default in paying interest on a senior debt security, we will pay defaulted interest to the registered owner of that security in one of the following ways:

•
we will first propose to the senior indenture trustee a payment date for the defaulted interest. Next, the senior indenture trustee will choose a special record date for determining which registered holders are entitled to the payment. The special record date will be between 10 and 15 days before the payment date we propose. Finally, we will pay the defaulted interest on the payment date to the registered holder of the senior debt security as of the close of business on the special record date; or

•
we can propose to the senior indenture trustee any other lawful manner of payment that is consistent with the requirements of any securities exchange on which the senior debt securities may be listed for trading. If the senior indenture trustee thinks the proposal is practicable, payment will be made as proposed.

Redemption

We will set forth any terms for the redemption of senior debt securities in a prospectus supplement. Unless we indicate differently in the applicable prospectus supplement, and except with respect to senior debt securities redeemable at the option of the registered holder, senior debt securities will be redeemable upon notice by mail between 30 and 60 days prior to the redemption date. If less than all of the senior debt securities of any series or any tranche of a series are to be redeemed, the senior indenture trustee will select the senior debt securities to be redeemed and will choose the method of random selection it deems fair and appropriate. (See sections 301, 1103 and 1104 of the senior indenture.)

Senior debt securities will cease to bear interest on the redemption date. We will pay the redemption price and any accrued interest to the redemption date once you surrender those securities for redemption. (See section 1106 of the senior indenture.)

If only part of a senior debt security is redeemed, the senior indenture trustee will deliver to you a new senior debt security of the same series for the remaining portion without charge. (See section 1107 of the senior indenture.)

We may make any redemption conditional upon the receipt by the paying agent, on or prior to the date fixed for redemption, of money sufficient to pay the redemption price. If the paying agent has not received the money by the date fixed for redemption, we will not be required to redeem the senior debt securities. (See section 1104 of the senior indenture.)

Registration, Transfer, Exchange and Form

The senior debt securities will be issued only in fully registered form, without interest coupons and in denominations that are even multiples of $1,000. Senior debt securities of any series will be exchangeable for other senior debt securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. (See section 305 of the senior indenture.)

Unless we indicate differently in the applicable prospectus supplement, senior debt securities may be presented for registration of transfer, duly endorsed or accompanied by a duly executed written instrument of transfer, at the office or agency maintained for such purpose, without service charge except for reimbursement of taxes and other governmental charges as described in the senior indenture. (See section 305 of the senior indenture.)

In the event of any redemption of senior debt securities of any series, the senior indenture trustee will not be required to exchange or register a transfer of any senior debt security of the series selected, called or being called for redemption except the unredeemed portion of any senior debt security being redeemed in part. (See section 305 of the senior indenture.)

Book-Entry Only System

The following discussion pertains to senior debt securities that are issued in book-entry only form.

One or more global notes would be issued to DTC, The Depository Trust Company, or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the senior debt securities. The participant would then keep a record of its clients who purchased those securities. A global note may not be transferred, except that DTC, its nominees and their successors may transfer an entire global note to one another.

Under book-entry only, we will not issue certificates to individual holders of the senior debt securities. Beneficial interests in global notes will be shown on, and transfers of beneficial interests in global notes will be made only through, records maintained by DTC and its participants.

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants’ accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC’s book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC’s nominee. We and the senior indenture trustee will treat DTC’s nominee as the owner of the global notes for all purposes. Accordingly, we and the senior indenture trustee will have no direct responsibility or liability to pay amounts due on the senior debt securities to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal or interest, to credit direct participants’ accounts on the payment date according to their respective holdings of beneficial interests in the global notes as shown on DTC’s records as of the record date for such payment. In addition, it is DTC’s current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global notes, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in “street name.” However, these payments will be the responsibility of the participants and not of ours, DTC or the senior indenture trustee.

Senior debt securities represented by a global note will be exchangeable for senior debt securities certificates with the same terms in authorized denominations only if:

•	DTC notifies us that it is unwilling or unable to continue as depository or if DTC ceases to be a clearing agency registered under applicable law;

•	we instruct the senior indenture trustee that the global note is now exchangeable; or

•	an event of default has occurred and is continuing.

According to DTC, the foregoing information with respect to DTC has been provided to the financial community for informational purposes only and is not intended to serve as a representation, warranty, or contract modification of any kind.

Consolidation, Merger; Conveyance, Sale or Transfer

We have agreed not to consolidate with or merge into any other entity or convey, transfer, or lease our properties and assets substantially as an entirety to any entity unless:

•	the successor is an entity organized and existing under the laws of the United States of America or any State or the District of Columbia;

•
the successor expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the outstanding senior debt securities and the performance of every covenant of the senior indenture that we would otherwise have to perform; and

•
immediately after giving effect to the transactions, no event of default and no event which after notice or lapse of time or both would become an event of default, will have occurred and be continuing. (See section 801 of the senior indenture.)

Limitation on Secured Debt

If this covenant is made applicable to the senior debt securities of any particular series, we have agreed that we will not create, issue, incur or assume any Secured Debt (as defined below) without the consent of the holders of a majority in principal amount of the outstanding senior debt securities of all series with respect to which this covenant is made (for purposes of this section, we refer to all such senior debt securities as “Benefitted Securities”), considered as one class; provided, however, that the foregoing covenant will not prohibit the creation, issuance, incurrence or assumption of any senior debt securities by us if either:

•	we secure all Benefitted Securities then outstanding equally and ratably with the Secured Debt; or

•
we deliver to the senior indenture trustee bonds, notes or other evidences of indebtedness secured by a Lien (as defined below) which secures the Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the Benefitted Securities then outstanding and meeting certain other requirements in the senior indenture.

“Debt,” for purposes of this section, means:

•	indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay such borrowed money; and

•	any guaranty by us of any such indebtedness of another person.

“Lien,” for purposes of this section, means any lien, deed of trust, pledge or security interest.

“Secured Debt,” for purposes of this section, means Debt created, issued, incurred or assumed by us which is secured by a Lien upon any shares of stock of any Significant Subsidiary, as defined in Regulation S-X of the rules and regulations under the Securities Act of 1933, whether owned at the date of the initial authentication and delivery of the senior debt securities of any series or thereafter acquired. (See section 1007 of the senior indenture.)

Modification of the Senior Indenture

Under the senior indenture or any indenture supplemental thereto, our rights and the rights of the holders of senior debt securities may be changed with the consent of the holders representing a majority in principal amount of the outstanding senior debt securities of all series affected by the change, voting as one class, provided that the following changes may not be made without the consent of the holders of each outstanding senior debt security affected thereby:

•
change the fixed date upon which the principal of or the interest on any senior debt security is due and payable, or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or reduce the amount of the principal of an original issue discount senior debt security that would be payable upon a declaration of acceleration of the maturity thereof, or change any place of payment where, or the currency in which, any senior debt security or any premium, if any, or the interest thereon is payable, or impair the right to institute suit for the enforcement of any payment on or after the date such payment is due or, in the case of redemption, on or after the date fixed for such redemption;

•
reduce the stated percentage of senior debt securities, the consent of the holders of which is required for any modification of the senior indenture or for waiver by the holders of certain of their rights; or

•	modify certain provisions of the senior indenture. (See section 902 of the senior indenture.)

An original issue discount senior debt security means any security authenticated and delivered under the senior indenture which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the maturity thereof.

The senior indenture also contains provisions permitting us and the senior indenture trustee to amend the senior indenture in certain circumstances, without the consent of the holders of any senior debt securities, to evidence a merger, the replacement of the senior indenture trustee and for certain other purposes. (See section 901 of the senior indenture.)

Events of Default

An event of default with respect to any series of senior debt securities is defined in the senior indenture as being any one of the following:

•	failure to pay interest on the senior debt securities of that series for 30 days after payment is due;

•	failure to pay principal of, or premium, if any, on, the senior debt securities of that series when due;

•
failure to perform other covenants in the senior indenture for 60 days after we are given written notice from the senior indenture trustee or the senior indenture trustee receives written notice from the registered owners of at least 25% in principal amount of the senior debt securities of that series;

•	failure to pay any sinking fund installment when due;

•
default occurs under any bond, note, debenture or other instrument evidencing any indebtedness for money borrowed by us, excluding any of our subsidiaries (including a default with respect to any other series of senior debt securities issued under the senior indenture), or under any mortgage, indenture or other instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us (or the payment of which is guaranteed by us), excluding any of our subsidiaries, whether such indebtedness or guarantee exists on the date of the senior indenture or is issued or entered into following the date of the senior indenture, if:

•	either:

•	such default results from failure to pay any such indebtedness when due; or

•	as a result of such default the maturity of such indebtedness has been accelerated prior to its expressed maturity; and

•
the principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay any such indebtedness when due or the maturity of which has been so accelerated, aggregates at least $40 million; and

•	certain events of bankruptcy, insolvency, reorganization, receivership or liquidation relating to us. (See section 501 of the senior indenture.)

An event of default regarding a particular series of senior debt securities does not necessarily constitute an event of default for any other series of senior debt securities.

We will be required to file annually with the senior indenture trustee an officers’ certificate as to the absence of default in performance of certain covenants in the senior indenture. (See section 1008 of the senior indenture.) The senior indenture provides that the senior indenture trustee may withhold notice to the holders of the senior debt securities of any default, except in payment of principal of, or premium, if any, or interest on, those securities or in the payment of any sinking fund installment with respect to those securities, if the senior indenture trustee in good faith determines that it is in the interest of the holders of those securities to do so. (See section 602 of the senior indenture.)

The senior indenture provides that, if an event of default with respect to the senior debt securities specified therein shall have happened and be continuing, either the senior indenture trustee or the holders of 25% or more in aggregate principal amount of the senior debt securities may declare the principal amount of all the senior debt securities to be due and payable immediately. However, if we shall cure all defaults and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in aggregate principal amount of the senior debt securities. (See section 502 of the senior indenture.)

Subject to the provisions of the senior indenture relating to the duties of the senior indenture trustee, the senior indenture trustee will be under no obligation to exercise any of its rights or powers under the senior indenture at the request or direction of any of the holders of the senior debt securities, unless those holders shall have offered to the senior indenture trustee reasonable indemnity. (See section 603 of the senior indenture.)

Subject to the provision for indemnification, the holders of a majority in principal amount of the senior debt securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the senior indenture trustee, or exercising any trust or power conferred on the senior indenture trustee with respect to the senior debt securities. However, the senior indenture trustee shall have the right to decline to follow any direction if that trustee shall determine that the action so directed conflicts with any law or the provisions of the senior indenture or if that trustee shall determine that the action so directed would be prejudicial to holders not taking part in the direction. (See section 512 of the senior indenture.)

Defeasance

The senior indenture provides that, with respect to a particular series of senior debt securities, we may elect either (a) to be discharged from all of our obligations with respect to the senior debt securities of any series, except for obligations to register the transfer or exchange of senior debt securities, replace stolen, lost or mutilated senior debt securities, to maintain paying agencies and to hold moneys for payment in trust which we refer to as “defeasance,” or (b) to be released from our obligations under sections of the senior indenture described under “—Consolidation, Merger, Conveyance, Sale or Transfer” and “— Limitation on Secured Debt” or to certain covenants relating to corporate existence and maintenance of properties and insurance, in each case, which we refer to as “covenant defeasance,” if:

•
we deposit with the senior indenture trustee, in trust, money, or in certain cases, U.S. government obligations sufficient to pay and discharge (i) the principal of, and premium, if any, and interest, if any, on the outstanding senior debt securities on the dates such payments are due, in accordance with the terms of those securities and (ii) any mandatory sinking fund payments applicable to the senior debt securities on the day on which payments are due and payable in accordance with the terms of the senior indenture and of those securities;

•
no event of default or event which with notice or lapse of time would become an event of default, including by reason of such deposit, with respect to the senior debt securities shall have occurred and be continuing on the date of such deposit;

•
we deliver to the senior indenture trustee an opinion of counsel to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations; and

•
we have delivered to the senior indenture trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent provided for in the senior indenture relating to the satisfaction and discharge of the senior debt securities have been complied with. (See sections 403 and 1009 of the senior indenture.)

Discharged means, with respect to the senior debt securities of any series, the discharge of the entire indebtedness represented by, and our obligations under, the senior debt securities of such series and in the satisfaction of all of our obligations under the senior indenture relating to the senior debt securities of such series, except (a) the rights of holders of the senior debt securities of such series to receive, from the trust fund established pursuant to the senior indenture, payment of the principal of and interest and premium, if any, on the senior debt securities of such series when such payments are due, (b) our obligations with respect to the senior debt securities of such series with respect to registration, transfer, exchange and maintenance of a place of payment and (c) the rights, powers, trusts, duties, protections and immunities of the senior indenture trustee under the senior indenture. (See section 101 of the senior indenture.)

If we have deposited or caused to be deposited money or U.S. government obligations to pay or discharge the principal of, and premium, if any, and interest, if any, on the outstanding senior debt securities to and including a redemption date on which all of the outstanding senior debt securities are to be redeemed, such redemption date shall be irrevocably designated by a board of directors resolution delivered to the senior indenture trustee on or prior to the date of deposit of such money or U.S. government obligations, and such board of directors resolution shall be accompanied by an irrevocable company request that the senior indenture trustee give notice of such redemption in our name and at our expense not less than 30 nor more than 60 days prior to such redemption date in accordance with the senior indenture. (See section 403 of the senior indenture.)

U.S. government obligations means direct obligations of the United States for the payment of which its full faith and credit is pledged, or obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States and the payment of which is unconditionally guaranteed by the United States. U.S. government obligations shall also include a depositary receipt issued by a bank or trust company as custodian with respect to any such U.S. government obligation or a specific payment of interest on or principal of any such U.S. government obligation held by such custodian for the account of a holder of a depositary receipt. However, except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depositary receipt from any amount received by the custodian in respect of the U.S. government obligation or the specific payment of interest on or principal of the U.S. government obligation evidenced by such depositary receipt. (See section 101 of the senior indenture.)

Resignation or Removal of Senior Indenture Trustee

The senior indenture trustee may resign at any time by giving written notice to us specifying the day upon which the resignation is to take effect. The resignation will take effect immediately upon the later of the appointment of a successor senior indenture trustee and such specified day. (See section 610 of the senior indenture.)

The senior indenture trustee may be removed at any time by an instrument or concurrent instruments in writing delivered to the senior indenture trustee and us and signed by the holders, or their attorneys-in-fact, representing at least a majority in principal amount of the then outstanding senior debt securities. In addition, under certain circumstances, we may remove the senior indenture trustee upon notice to the holder of each senior debt security outstanding and the senior indenture trustee, and appointment of a successor senior indenture trustee. (See section 610 of the senior indenture.)

Concerning the Senior Indenture Trustee

JPMorgan Chase Bank is the trustee under the senior indenture and the subordinated indenture. JPMorgan Chase Bank also serves as the property trustee and the guarantee trustee relating to trust preferred securities previously issued by Energy East Capital Trust I, as well as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds and trustee under the unsecured debt indenture with respect to senior unsecured debt securities issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the senior indenture trustee and its affiliates.

Governing Law

The senior indenture and the senior debt securities will be governed by and construed in accordance with the laws of the State of New York.

Junior Subordinated Debt Securities

The following description sets forth the general terms and provisions of the junior subordinated debt securities that we may offer by this prospectus. The junior subordinated debt securities will be unsecured and subordinate and junior in right of payment to all of our senior debt securities as provided in the subordinated indenture.

The junior subordinated debt securities will be issued under a subordinated indenture between us and JPMorgan Chase Bank, as trustee. The subordinated indenture is an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference.

The subordinated indenture contains the full text of the matters described in this section. Because this section is a summary, it does not describe certain exceptions and qualifications contained in the subordinated indenture or the junior subordinated debt securities. This summary is subject to and qualified in its entirety by reference to all the provisions of the subordinated indenture, including definitions of terms used in that indenture. We also include references in parentheses to certain sections of the subordinated indenture. Whenever we refer to particular sections of, or defined terms used in, the subordinated indenture in this prospectus or in the applicable prospectus supplement, these sections or defined terms are incorporated by reference herein or in the prospectus supplement. This summary also is subject to and qualified by reference to the description of the particular terms of the junior subordinated debt securities described in the applicable prospectus supplement or supplements.

Prospective purchasers of junior subordinated debt securities should be aware that such securities may be sold at a substantial discount below their stated principal amount and may bear no interest or below market rate interest. In addition, special U.S. federal income tax, accounting and other considerations may be applicable to any junior subordinated debt securities. The applicable prospectus supplement will describe these considerations, if they apply.

General

The junior subordinated debt securities may be issued in one or more series under the subordinated indenture with terms corresponding to the terms of a series of related trust preferred securities. In that event, concurrently with the issuance and sale of a particular trust preferred security, the trust will invest the proceeds of such sale, and the consideration paid by us for the trust’s common securities, in the related series of junior subordinated debt securities. Each series of junior subordinated debt securities held by a particular trust will be in an aggregate principal amount equal to the aggregate stated liquidation amount of the trust preferred securities and common securities.

Because we are a holding company, our rights and the rights of our creditors, including the rights of the holders of our junior subordinated debt securities, to participate in any distribution of assets of any of our subsidiaries when such subsidiary is liquidated or reorganized are subject to the prior claims of the subsidiary’s creditors. Accordingly, the junior subordinated debt securities will be effectively subordinated to all existing and future liabilities of our subsidiaries, and the trust, as holder of junior subordinated debt securities, should look only to our assets for payments on the junior subordinated debt securities.

The subordinated indenture does not limit the aggregate principal amount of junior subordinated debt securities that we may issue under that indenture. The subordinated indenture provides that the junior subordinated debt securities may be issued in one or more series pursuant to a supplemental indenture or a board resolution and officers’ certificates.

We refer you to the applicable prospectus supplement for a description of the following terms of the junior subordinated debt securities, including the method for determining such terms, the persons authorized to determine such terms and the limits, if any, within which any such determination of such terms is to be made:

•	the title;

•	any limit on the aggregate principal amount;

•	the maturity date on which principal is payable;

•	the interest rate or rates and date or dates from which interest shall accrue;

•	the interest payment dates;

•	the record dates for each corresponding interest payment date;

•	our right to defer or extend an interest payment date;

•
the place where (i) principal, any premium and any interest are payable, (ii) junior subordinated debt securities may be presented for registration of transfer or exchange, and (iii) notices and demands to us may be made;

•	the terms and conditions of redemption;

•	issuable denominations;

•	the portion (if less than all) of the principal amount payable upon acceleration of maturity;

•	the currency or currencies in which the principal, any premium and any interest are payable or in which the junior subordinated debt securities will be denominated;

•	any additions, modifications or deletions to the events of default or covenants in the subordinated indenture;

•	the index or indices and applicable calculations used to determine the amount of principal, premium, if any, or interest payments;

•
the terms and conditions for issuance of a temporary global security representing all such junior subordinated debt securities and the exchange of a temporary global security for definitive junior subordinated debt securities;

•	whether issuance will be in the form of one or more global securities and the depositary for global securities;

•	appointment of any paying agent or agents;

•	the form of trust agreement and guarantee; and

•	any other terms not inconsistent with the subordinated indenture.

If (i) the purchase price of any of the junior subordinated debt securities is payable in one or more foreign currencies or currency units, (ii) any junior subordinated debt securities are denominated in one or more foreign currencies or currency units or (iii) the principal, any premium or any interest on any junior subordinated debt securities is payable in one or more foreign currencies or currency units, then the restrictions, elections, certain U.S. federal income tax consequences, specific terms and other information with respect to such series of junior subordinated debt securities and such foreign currency or currency units will be set forth in the applicable prospectus supplement.

If any index is used to determine the amount of payments of principal, any premium or any interest on any series of junior subordinated debt securities, special U.S. federal income tax, accounting and other applicable considerations will be described in the applicable prospectus supplement.

Denominations, Registration and Transfer

The junior subordinated debt securities will be issuable only in registered form without coupons, unless we indicate differently in the applicable prospectus supplement. Junior subordinated debt securities of any series will be exchangeable for other junior subordinated debt securities of the same series, in authorized denominations, with the same aggregate principal amount, original issue date and maturity and bearing the same interest rate. (See sections 2.3 and 2.5 of the subordinated indenture.)

If a redemption occurs, neither we nor the subordinated indenture trustee will be required to (i) exchange or register the transfer of junior subordinated debt securities of any series during a period beginning at the opening of business 15 days before the mailing of a notice of redemption of junior subordinated debt securities of that series and ending at the close of business on the relevant redemption date or (ii) exchange or transfer any junior subordinated debt securities so selected for redemption, except any portion of junior subordinated debt securities not being redeemed in a partial redemption. (See section 2.5 of the subordinated indenture.)

Global Junior Subordinated Debt Securities

Unless we indicate differently in the applicable prospectus supplement, all or a part of each series of junior subordinated debt securities may be issued in the form of one or more global junior subordinated debt securities that will be deposited with, or on behalf of, a depositary identified in the applicable prospectus supplement. Global junior subordinated debt securities will be issued only in fully registered form, but may be in either temporary or permanent form. Unless and until it is exchanged for certificated junior subordinated debt securities, a global junior subordinated debt security may be transferred only as a whole. Transfers of global junior subordinated debt securities are permitted between the following entities:

•	by the depositary for such global junior subordinated debt security to a nominee of such depositary;

•	by a nominee of such depositary to such depositary or another nominee of such depositary; or

•	by the depositary or any nominee to a successor depositary or any nominee of such successor. (See section 2.5 of the subordinated indenture.)

Each prospectus supplement will describe the terms of the depositary arrangement with respect to each series of junior subordinated debt securities.

Payment and Paying Agents

Payment of principal, any premium and any interest on junior subordinated debt securities will be made at the office of the subordinated indenture trustee in the City of New York or at the office of such paying agent(s) as we may periodically designate, unless we indicate differently in the applicable prospectus supplement. However, at our option, payment of any interest may be made (i) except in the case of global junior subordinated debt securities, by check mailed to the address in the securities register of the person entitled to such payment or (ii) by transfer to an account specified in the securities register maintained by the person entitled to such payment, provided that proper transfer instructions have been received by the preceding record date. Unless we indicate differently in the applicable prospectus supplement, payment of any interest on junior subordinated debt securities will be made to the person in whose name such junior subordinated debt securities are registered at the close of business on the record date for such interest, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however, we will at all times be required to maintain a paying agent in each place of payment for each series of junior subordinated debt securities. (See sections 4.1 and 4.2 of the subordinated indenture.)

Any moneys deposited with the subordinated indenture trustee or any paying agent in trust for the payment of principal, any premium or any interest on any junior subordinated debt security and remaining unclaimed for two years after such payment has become due and payable shall, at our request, be repaid to us. After that time, the holder of such junior subordinated debt security will be a general unsecured creditor of ours and may only look to us for payment of such moneys. (See section 12.4 of the subordinated indenture.)

Option to Defer Interest Payments

If provided in the applicable prospectus supplement, we will have the right to periodically defer payment of interest for an extension period of up to the number of consecutive interest payment periods specified in the applicable prospectus supplement. The interest payment deferment will be subject to the terms, conditions and any covenants specified in the applicable prospectus supplement. The extension period may not extend beyond the maturity of such series of junior subordinated debt securities as provided in the applicable prospectus supplement. (See section 2.10 of the subordinated indenture.) Certain U.S. federal income tax consequences and other applicable considerations to any such junior subordinated debt securities will be described in the applicable prospectus supplement.

Redemption and Prepayment

The junior subordinated debt securities will not be subject to any sinking fund, unless we indicate differently in the applicable prospectus supplement.

We may redeem all (at any time) or a part (at particular times) of the junior subordinated debt securities of any series, unless we indicate differently in the applicable prospectus supplement. If the junior subordinated debt securities of any series are redeemable beginning on a specified date or upon the satisfaction of additional conditions, the applicable prospectus supplement will specify such date or describe such conditions. The redemption price for any junior subordinated debt security so redeemed will equal any accrued and unpaid interest to the redemption date, plus 100% of the outstanding principal amount, unless we indicate differently in the applicable prospectus supplement.

Unless we indicate differently in the applicable prospectus supplement, if a Special Event (as defined in “Description of Trust Preferred Securities—Special Event Redemption”) regarding a particular trust occurs and is continuing, we have the option to prepay all (but not a part) of the corresponding series of junior subordinated debt securities held by the trust at any time within 90 days of the date of such Special Event, subject to the provisions of the subordinated indenture and whether or not such junior subordinated debt securities are then otherwise redeemable at our option. The prepayment price for such junior subordinated debt securities will be described in the applicable prospectus supplement. For so long as the trust is the holder of all the outstanding junior subordinated debt securities of such series, the proceeds of any such prepayment will be used by the trust to redeem its trust securities in accordance with their terms.

Notice of any redemption will be mailed at least 20 days but not more than 60 days before the redemption date to each holder of junior subordinated debt securities to be redeemed at its registered address. Unless we default in payment of the redemption price and any interest accrued to the redemption date, interest will stop accruing on such junior subordinated debt securities (or the part called for redemption) as of the redemption date. (See sections 3.2 and 3.3 of the subordinated indenture.)

Option to Change or Extend Maturity Date

If provided in the applicable prospectus supplement, we will have the right to:

•	shorten the maturity of the junior subordinated debt securities of any series at any time to a date no earlier than the first date on which we may redeem those securities; or

•
extend the maturity of the junior subordinated debt securities of any series at any time to a date no later than the forty-ninth anniversary of the first interest payment date following the original issue date of those securities.

Our right to shorten or extend the maturity of a particular series of junior subordinated debt securities will be subject to the terms, conditions and any covenants specified in the applicable prospectus supplement. (See section 2.12 of the subordinated indenture.)

Restrictions on Certain Payments

We will covenant that we will not, and will not permit any of our subsidiaries to:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock,

•
make any payment of principal, any premium or any interest on or repay, repurchase or redeem any of our debt securities (including other series of junior subordinated debt securities) that rank equally with or junior in interest to the junior subordinated debt securities, or

•	make any guarantee payments on any guarantee by us of the debt securities of any subsidiary if the guarantee ranks equally with or junior in interest to the junior subordinated debt securities whenever any of the following payment restriction events occur:

•
we have actual knowledge of the occurrence of any event (i) that with the giving of notice or the lapse of time or both would constitute an event of default under the subordinated indenture with respect to the junior subordinated debt securities of any series and (ii) that we have not taken reasonable steps to cure,

•
if such junior subordinated debt securities are held by a trust of a series of related trust preferred securities and we have defaulted on the payment of any obligations under the guarantee relating to such related trust preferred securities, or

•
we have given notice of our election of an extension period as provided in the subordinated indenture with respect to the junior subordinated debt securities of such series and have not rescinded such notice, or such extension period, or any extension thereof, is continuing.

We will be permitted to make:

•	dividends or distributions in our common stock,

•
any declaration of a dividend in connection with the implementation of a shareholders’ rights plan, or the issuance of capital stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant to such plan,

•	payments under any guarantee with respect to the series of related trust preferred securities, and

•
purchases of common stock related to the issuance of common stock under any of our benefit plans for our directors, officers or employees or our dividend reinvestment plan. (See section 4.9 of the subordinated indenture.)

Modification of Subordinated Indenture

We and the subordinated indenture trustee may modify the subordinated indenture without the consent of the holders of any series of junior subordinated debt securities or, if the trust is the holder of any series of junior subordinated debt securities, the holders of the related trust preferred securities, to cure ambiguities, defects or inconsistencies (so long as the interests of the holders of the junior subordinated debt securities or, if the trust is the holder of any series of junior subordinated debt securities, the holders of the related trust preferred securities, are not materially adversely affected) and qualify, or maintain the qualification of, the subordinated indenture under the Trust Indenture Act of 1939, among other things. (See section 10.1 of the subordinated indenture.)

We and the subordinated indenture trustee may execute any supplemental indenture to create any new series of junior subordinated debt securities without the consent of any holders of junior subordinated debt securities. (See section 10.1 of the subordinated indenture.)

The subordinated indenture permits us and the subordinated indenture trustee to modify the subordinated indenture in a manner that materially adversely affects the rights of holders of a series of junior subordinated debt securities so long as the holders of at least a majority in principal amount of such series of junior subordinated debt securities consents. The consent of all affected holders of a series of junior subordinated debt securities is required to, among other things: (i) change the maturity of such series of junior subordinated debt securities; (ii) reduce the principal amount of, or reduce the rate or extend the time of payment of interest on, such series of junior subordinated debt securities; or (iii) modify the provisions regarding subordination of the junior subordinated debt securities in a manner that adversely affects the rights of holders of such series of junior subordinated debt securities. The consent of all holders of a series of junior subordinated debt securities is required to reduce the percentage of principal amount of junior subordinated debt securities of such series, the holders of which are required to consent to any such modification of the subordinated indenture. (See section 10.2 of the subordinated indenture.)

If the trust is the holder of any series of junior subordinated debt securities, so long as any related trust preferred securities remain outstanding, unless the principal and any premium of the junior subordinated debt securities and all accrued and unpaid interest on such junior subordinated debt securities have been paid in full: (i) no modification may be made that materially adversely affects a holder of the trust preferred securities, and no termination of the subordinated indenture may occur, and no waiver of any event of default under the subordinated indenture or compliance with any covenant under the subordinated indenture with respect to such junior subordinated debt securities may be effective, without the prior consent of the holders of at least a majority of the liquidation amount of all outstanding related trust preferred securities affected; and (ii) no modification may impair the rights of a holder of trust preferred securities to institute suit directly against us when certain events of default occur under the subordinated indenture, without the prior consent of the holders of all related trust preferred securities then outstanding. (See section 10.2 of the subordinated indenture.)

Junior Subordinated Debt Security Events of Default

An “event of default” will occur under the subordinated indenture if any of the following events occurs:

•	failure for 30 days by us to pay any interest when due (subject to the deferral of any due date in the case of an extension period under the subordinated indenture); or

•	failure by us to pay any principal when due at maturity, upon redemption, by declaration or otherwise; or

•
failure by us to observe or perform any other covenant contained in the junior subordinated debt securities or the subordinated indenture (other than those specifically relating to another series) for 60 days after written notice to us from the subordinated indenture trustee or the holders of at least 25% in principal amount of such series of junior subordinated debt securities; or

•	certain events of bankruptcy, insolvency or reorganization by us. (See section 6.1 of the subordinated indenture.)

The applicable prospectus supplement will describe any other events of default relating to the junior subordinated debt securities. The holders of a majority of the outstanding principal amount of junior subordinated debt securities of each series affected have the right to direct the time, method and place of conducting any proceeding for any remedy available to the subordinated indenture trustee. (See section 6.6 of the subordinated indenture.)

The subordinated indenture trustee or the holders of at least 25% of the outstanding principal amount of junior subordinated debt securities of each series affected may declare the principal due and payable immediately when an event of default under the subordinated indenture occurs. If the subordinated indenture trustee or holders of at least 25% of the outstanding principal amount of junior subordinated debt securities fail to make such declaration, the holders of at least 25% of the liquidation amount of the related trust preferred securities will have such right. If the event of default under the subordinated indenture has been cured, the holders of a majority of the outstanding principal amount of junior subordinated debt securities of each series affected may annul such declaration. If the holders of such junior subordinated debt securities fail to annul such declaration and waive such default, the holders of a majority of the liquidation amount of the related trust preferred securities affected will have such right. (See section 6.1 of the subordinated indenture.)

The holders of a majority of the outstanding principal amount of each series of the junior subordinated debt securities affected, and the holders of a majority of the liquidation amount of the corresponding trust preferred securities, may, on behalf of the holders of all the junior subordinated debt securities of such series or the corresponding trust preferred securities (as applicable), waive any default, except a default in the payment of principal or interest or a default regarding a covenant or provision which under the subordinated indenture cannot be modified or amended without the consent of the holder of each outstanding junior subordinated debt security. We are required to file an annual certificate with the subordinated indenture trustee stating whether we are in compliance with all the applicable conditions and covenants under the subordinated indenture. (See sections 5.3 and 6.6 of the subordinated indenture.)

Enforcement of Certain Rights by Holders of Trust Preferred Securities

If an event of default under the subordinated indenture relating to the failure to pay interest or principal on a series of junior subordinated debt securities has occurred and is continuing, a holder of related trust preferred securities may institute a suit directly against us to enforce payment of the principal or interest on such junior subordinated debt securities having a principal amount equal to the liquidation amount of the related trust preferred securities. We may not amend the subordinated indenture to remove this right to bring such suit without the prior written consent of the holders of all of the outstanding trust preferred securities. If the right to bring such suit is removed, the trust may become subject to the reporting obligations of the Securities Exchange Act of 1934. We will have the right under the subordinated indenture to set-off any payment made to you as a holder of trust preferred securities in connection with a suit directly against us or under the related guarantee. (See sections 2.11, 6.4 and 6.5 of the subordinated indenture.)

Holders of trust preferred securities will not be able to directly exercise any remedies other than those described in the preceding paragraph available to the trust as holder of the junior subordinated debt securities unless there has been an event of default under the amended trust agreement. (See “Description of Trust Preferred Securities—Trust Enforcement Events.”)

Consolidation, Merger, Sale of Assets and Other Transactions

The subordinated indenture permits us to consolidate or merge with another person or to sell or convey all or substantially all its assets to any person if:

•
either (i) we are the successor person or (ii) the successor person is organized under the laws of the United States or any state or the District of Columbia, and such successor person expressly assumes our obligations on the junior subordinated debt securities and under the subordinated indenture;

•	immediately after the consolidation, merger, sale or conveyance, no default in the performance of any covenant or condition under the subordinated indenture has occurred; and

•
in the case the trust is the holder of any series of junior subordinated debt securities, such consolidation, merger, sale or conveyance is permitted and does not cause a breach or violation under the related trust agreement and guarantee. (See section 11.1 of the subordinated indenture.)

The general provisions of the subordinated indenture do not afford the trust, as holder of the junior subordinated debt securities, protection in the event of a transaction involving us that may adversely affect holders of the junior subordinated debt securities.

Satisfaction and Discharge

The subordinated indenture will cease to be of further effect when:

•	all outstanding junior subordinated debt securities are delivered to the subordinated indenture trustee for cancellation or

•
all outstanding junior subordinated debt securities are due and payable or will become due and payable or will be called for redemption within one year, and we deposit with the subordinated indenture trustee funds in trust in an amount sufficient to pay at maturity or upon redemption all of such outstanding junior subordinated debt securities, including principal and any interest to the date of maturity or redemption (as applicable) and we have paid all other amounts payable under the subordinated indenture. (See section 12.1 of the subordinated indenture.)

The following rights will survive such satisfaction and discharge:

•	remaining rights of registration of transfer, substitution and exchange and our optional redemption right,

•	rights of holders to receive principal and interest and other amounts deposited with the subordinated indenture trustee, and

•	the rights, obligations and immunities of the subordinated indenture trustee under the subordinated indenture. (See sections 7.6 and 12.1 of the subordinated indenture.)

Subordination

In the subordinated indenture, we have covenanted and agreed that any junior subordinated debt securities will be subordinate and junior in right of payment to all Senior Debt, as defined below. When any payment or distribution of our assets is made due to any insolvency event of ours, the holders of Senior Debt will first be entitled to receive payment in full of principal, any premium and any interest on such Senior Debt before any payment of principal or interest on the junior subordinated debt securities. (See section 14.1 of the subordinated indenture.)

If the maturity of any junior subordinated debt securities is accelerated, the holders of all outstanding Senior Debt will first be entitled to receive payment in full of all amounts due on such Senior Debt before the holders of junior subordinated debt securities will be entitled to receive or retain any payment regarding principal or interest on the junior subordinated debt securities. No payments on account of principal, any premium or any interest on the junior subordinated debt securities may be made if a default in any payment with respect to Senior Debt has occurred and is continuing or an event of default with respect to any Senior Debt resulting in its acceleration, or if any judicial proceeding is pending with respect to any such default. (See sections 14.1 and 14.9 of the subordinated indenture.)

“Senior Debt,” for purposes of this section, means:

•	any indebtedness of ours for borrowed or purchased money, whether or not evidenced by bonds, debentures, notes or other written instruments;

•	obligations of ours for reimbursement under letters of credit, banker’s acceptances, security purchase facilities or similar facilities issued for our account;

•
any indebtedness or other obligations of ours with respect to commodity contracts, interest rate commodity and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts, and other similar agreements or arrangements; and

•
any guarantees, endorsements (other than by endorsement of negotiable instruments for collection in the ordinary course of business) or other similar contingent obligations in respect of obligations of others of a type described above, whether or not such obligation is classified as a liability on a balance sheet prepared in accordance with generally accepted accounting principles;

in each case above whether outstanding on the date of execution of the subordinated indenture or thereafter incurred, other than obligations ranking on a parity with the subordinated debt securities or ranking junior to the subordinated debt securities. Senior Debt, for purposes of this section, does not include (a) obligations to trade creditors or (b) any indebtedness of ours to any of our subsidiaries.

The subordinated indenture places no limitation on the amount of Senior Debt that we may incur. We expect to periodically incur additional indebtedness and other obligations constituting Senior Debt.

Senior Debt will be entitled to the benefits of the subordination provisions in the subordinated indenture irrespective of the amendment, modification or waiver of any terms of the Senior Debt. We may not amend the subordinated indenture to change the subordination of any outstanding junior subordinated debt securities without the consent of each holder of Senior Debt that the amendment would adversely affect.

The subordinated indenture provides that the foregoing subordination provisions may be changed before issuance with respect to the junior subordinated debt securities to be issued. Any such change would be described in the applicable prospectus supplement.

Rights of Holders of Trust Preferred Securities

As a holder of the related trust preferred securities for a series of junior subordinated debt securities, you will have the rights, in connection with modifications to the subordinated indenture or when events of default under the subordinated indenture occur, as described under “—Modification of Subordinated Indenture,” “—Junior Subordinated Debt Security Events of Default” and “—Enforcement of Certain Rights by Holders of Trust Preferred Securities,” unless we indicate differently in the applicable prospectus supplement.

We will covenant, as to each series of such junior subordinated debt securities:

•
to maintain directly or indirectly 100% ownership of the trust common securities of the trust to which such junior subordinated debt securities have been issued, provided that certain successors which are permitted pursuant to the subordinated indenture may succeed to our ownership of the trust common securities,

•
not to voluntarily terminate, wind up or liquidate the trust, except (a) in connection with a prepayment in full or a distribution of junior subordinated debt securities to you as a holder of the trust preferred securities in exchange for trust preferred securities on liquidation of the trust, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the trust agreement, and

•
to use our reasonable efforts, consistent with the terms and provisions of the trust agreement, to cause the trust to remain classified as a grantor trust and not as an association taxable as a corporation for U.S. federal income tax purposes. (See section 4.9 of the subordinated indenture.)

Trust Expenses

Pursuant to the subordinated indenture, we have agreed to pay all debts and other obligations (other than with respect to the trust preferred securities) and all costs and expenses of the trust for any related trust preferred securities (including costs and expenses relating to the organization of the trust, the fees and expenses of the trustees of the trust and the costs and expenses relating to the operation of the trust) and the offering of the trust preferred securities and to pay any and all taxes and all related costs and expenses (other than U.S. federal withholding taxes) to which the trust might become subject.

Concerning the Subordinated Indenture Trustee

The subordinated indenture trustee will have all the duties and responsibilities specified with respect to a subordinated indenture trustee under the Trust Indenture Act. Subject to the provisions of the Trust Indenture Act, the subordinated indenture trustee is not under any obligation to exercise any of the powers vested in it by the subordinated indenture at the request of any holder of junior subordinated debt securities, unless it is offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred. The subordinated indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the subordinated indenture trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

JPMorgan Chase Bank is the trustee under the senior indenture and the subordinated indenture. JPMorgan Chase Bank also serves as the property trustee and the guarantee trustee relating to trust preferred securities previously issued by Energy East Capital Trust I, as well as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds and trustee under the unsecured debt indenture with respect to senior unsecured debt securities issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the subordinated indenture trustee and its affiliates.

Governing Law

The subordinated indenture is, and the junior subordinated debt securities will be, governed by and construed in accordance with the laws of the State of New York.

Trust Preferred Securities

The following is a summary of the principal terms of the trust preferred securities. The form of amended trust agreement for the trust is filed as an exhibit to the registration statement, of which this prospectus forms a part, and is incorporated by reference. The terms of the trust preferred securities will include those stated in the amended trust agreement relating to the trust and those made part of such amended trust agreement by the Trust Indenture Act and the Delaware Statutory Trust Act.

General

The trust may issue only one series of trust preferred securities and will exist until terminated as provided in its amended trust agreement. Except under certain circumstances, we will be entitled to appoint, remove, or replace the trustees for the trust, who will conduct the business and affairs of the trust. The trustees of the trust will consist of:

•	two of our employees, officers or affiliates acting as administrative trustees;

•	JPMorgan Chase Bank will act as property trustee and as indenture trustee for purposes of the Trust Indenture Act, under the terms set forth in the applicable prospectus supplement; and

•	one trustee with its principal place of business or who resides in the State of Delaware and who will act under the terms set forth in the applicable prospectus supplement.

The amended trust agreement will authorize its administrative trustees to issue, on its behalf, two classes of trust securities—preferred securities and common securities—each of which will have the terms described in this prospectus and in the applicable prospectus supplement. We will own all of the trust common securities. The trust common securities will rank equally in right of payment, and payments will be made on trust common securities proportionately with the trust preferred securities of the trust. However, if an event of default occurs and is continuing under the trust’s amended trust agreement, the rights of the holders of the trust’s common securities to payment for distributions and payments upon liquidation, redemption and otherwise, will be subordinated to the rights of the holders of the trust preferred securities. We will acquire, directly or indirectly, trust common securities in a total liquidation amount of approximately 3% of the total capital of the trust.

The proceeds from the sale of the trust’s securities will be used by the trust to purchase our junior subordinated debt securities. These junior subordinated debt securities will be held in trust by the property trustee, for the benefit of the trust and the holders of the trust’s securities. We will guarantee on a subordinated basis the payments of distributions and payments on redemption or liquidation with respect to the trust preferred securities, but only to the extent the trust has funds available to make those payments and has not made the payments. (See “Description of the Guarantee.”)

The assets available for distribution to the holders of the trust preferred securities will be limited to payments from us under the related junior subordinated debt securities held by the trust. If we fail to make a payment on the junior subordinated debt securities held by the trust, the trust will not have sufficient funds to make related payments, including distributions, on its trust preferred securities. The guarantee, when taken together with our obligations under the junior subordinated debt securities held by the trust, the subordinated indenture and the amended trust agreement relating to the trust, will provide a full and unconditional guarantee of amounts due on the trust preferred securities issued by the trust. (See “Relationship Among the Trust Preferred Securities, the Guarantee and the Junior Subordinated Debt Securities held by the Trust.”)

The trust preferred securities will have the terms, including distributions, redemption, voting, liquidation rights and other preferred, deferred or other special rights or restrictions that will be described in the amended trust agreement or made part of the amended trust agreement by the Trust Indenture Act or the Delaware Statutory Trust Act. The terms of the trust preferred securities will mirror the terms of the related junior subordinated debt securities held by the trust. In other words, the distribution rate and the distribution payment dates and other payment dates for the trust preferred securities of the trust will correspond to the interest rate and interest payment dates and other payment dates for the junior subordinated debt securities held by the trust. Holders of trust preferred securities have no preemptive or similar rights.

Provisions of a Particular Series

The trust may issue only one series of trust preferred securities. The prospectus supplement will set forth the principal terms of the trust preferred securities that will be offered, including:

•	the name of the trust preferred securities;

•	the liquidation amount and number of trust preferred securities issued;

•	the annual distribution rate(s) or method of determining such rate(s), the payment date(s) and the record dates used to determine the holders who are to receive distributions;

•	the date or dates from which distributions will be cumulative or the method of determining such date or dates;

•
the optional redemption provisions, if any, including the prices, time periods and other terms and conditions on which the trust preferred securities will be purchased or redeemed, in whole or in part;

•	the terms and conditions, if any, upon which the related junior subordinated debt securities and guarantee may be distributed to holders of trust preferred securities;

•
whether the trust preferred securities are to be issued in book-entry form and represented by one or more global certificates, and if so, the depositary for those global certificates and the specific terms of the depositary arrangements; and

•	any other relevant rights, preferences, privileges, limitations or restrictions of the trust preferred securities. (See article 7 of the amended trust agreement.)

The interest rates and interest and other payment dates of the junior subordinated debt securities issued to the trust will correspond to the rates at which distributions will be paid and the respective distribution and other payment dates of the trust preferred securities of the trust.

Extensions

We have the right under the subordinated indenture to defer payments of interest on the junior subordinated debt securities by extending the interest payment period from time to time. The administrative trustees of the trust will give the holders of its trust preferred securities notice of any extension period upon their receipt of notice from us. If distributions are deferred, the deferred distributions and accrued interest will be paid to holders of record of such trust preferred securities as they appear on the books and records of the trust on the record date next following the termination of such deferral period. (See “Description of Junior Subordinated Debt Securities—Option To Defer Interest Payments.”)

Distributions

Distributions on the trust preferred securities will be made on the dates to be set forth in the amended trust agreement to the extent that the trust has funds available for the payment of distributions in the property account held by its property trustee. The trust’s funds available for distribution to the holders of its trust securities will be limited to payments received from us on the corresponding junior subordinated debt securities. We have guaranteed the payment of distributions out of monies held by the trust to the extent set forth under “Description of the Guarantee.”

Distributions on the trust preferred securities will be payable to the holders named on its securities register at the close of business on the relevant record dates, which, as long as those trust preferred securities remain in global form, will be one business day prior to the relevant payment dates. Such distributions will be paid through the property trustee for the trust, who will hold amounts received in respect of the corresponding junior subordinated debt securities in the property account for the benefit of the holders of its trust securities. In the event that trust preferred securities do not continue to remain in global form, the relevant record dates will conform to the rules of any securities exchange on which those trust preferred securities are listed and, if none, the administrative trustees will have the right to select relevant record dates, which will be more than 14 days but less than 60 days prior to the relevant payment dates. In the event that any date on which distributions are to be made on trust preferred securities is not a business day, then payment of the distributions payable on that date will be made on the next succeeding day which is a business day and without any interest or other payment in respect of that delay, except that, if that business day is in the next succeeding calendar year, the payment will be made on the immediately preceding business day, in each case with the same force and effect as if made on such payment date. (See section 7.2 of the amended trust agreement.)

Mandatory Redemption of Trust Preferred Securities

The trust preferred securities will have no stated maturity date, but will be redeemed upon the maturity of the related junior subordinated debt securities held by the trust or to the extent such junior subordinated debt securities are redeemed prior to maturity. The junior subordinated debt securities will mature on the date specified in the applicable prospectus supplement and may be redeemed at any time, in whole but not in part, in certain circumstances upon the occurrence of a Tax Event or an Investment Company Event as described below under “-Special Event Redemption.”

Upon the repayment or redemption of the junior subordinated debt securities held by the trust, the proceeds of their repayment or redemption will simultaneously be applied to redeem all the outstanding trust securities of the trust at the redemption price. Upon the redemption of the junior subordinated debt securities held by the trust, either at our option or as a result of a Tax Event or an Investment Company Event, the proceeds from the redemption will simultaneously be applied to redeem the trust securities of the trust having a total liquidation amount equal to the total principal amount of such junior subordinated debt securities so redeemed at the redemption price; provided, that holders of such trust securities will be given not less than 20 nor more than 60 days’ notice of the redemption. In the event that fewer than all of the outstanding trust securities are to be redeemed, such trust securities will be redeemed proportionately. (See sections 7.3 and 7.4 of the amended trust agreement.)

Special Event Redemption

Both a Tax Event and an Investment Company Act Event constitute Special Events for purposes of the redemption provisions described in the preceding paragraph.

A Tax Event means that the administrative trustees of the trust have received an opinion of independent tax counsel experienced in those matters to the effect that, as a result of any amendment to, change or announced proposed change in:

•	the laws or regulations of the United States or any of its political subdivisions or taxing authorities, or

•	any official administrative pronouncement, action or judicial decision interpreting or applying those laws or regulations,

which amendment or change becomes effective or proposed change, pronouncement, action or decision is announced on or after the date the trust preferred securities of the trust are issued and sold, there is more than an insubstantial risk that:

•	the trust is, or within 90 days would be, subject to U.S. federal income tax with respect to income accrued or received on the junior subordinated debt securities held by the trust,

•	interest payable to the trust on such junior subordinated debt securities is not or within 90 days would not be, deductible, in whole or in part, by us for U.S. federal income tax purposes, or

•	the trust is, or within 90 days would be, subject to a material amount of other taxes, duties or other governmental charges.

An Investment Company Event means that the administrative trustees of the trust have received an opinion of a nationally recognized independent counsel to the effect that, as a result of an amendment to or change in the Investment Company Act of 1940 or regulations thereunder on or after the date the trust preferred securities of the trust are issued and sold, there is more than an insubstantial risk that the trust is, or will be considered to be, an investment company and be required to be registered under the Investment Company Act.

Redemption Procedures

The trust may not redeem fewer than all of its outstanding trust securities unless all accrued and unpaid distributions have been paid on all of its trust securities for all distribution periods terminating on or before the date of redemption. In the event that fewer than all of its outstanding trust securities are to be redeemed, such trust securities will be redeemed proportionately.

If the trust gives a notice of redemption in respect of its trust preferred securities represented in global form (which notice will be irrevocable), then, by 2:00 p.m., New York City time, on the redemption date, and so long as we have paid to the applicable property trustee a sufficient amount of cash in connection with the related redemption or maturity of the junior subordinated debt securities held by the trust, the property trustee will irrevocably deposit with the depositary or its nominee funds sufficient to pay the redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the trust preferred securities. If the trust gives a notice of redemption in respect of its trust securities not represented in global form, and so long as we have paid to the property trustee a sufficient amount of cash in connection with the related redemption or maturity of the junior subordinated debt securities held by the trust, the paying agent will pay the redemption price to the holders of the trust preferred securities by check. If notice of redemption has been given and funds deposited as required, then, immediately prior to the close of business on the date of the deposit or payment, distributions will cease to accrue and all rights of holders of trust preferred securities called for redemption will cease, except the right of the holders of the trust preferred securities to receive the redemption price but without interest on the redemption price. In the event that any date fixed for redemption of trust preferred securities is not a business day, then payment of the redemption price payable on that date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay, except that, if that business day falls in the next calendar year, payment will be made on the immediately preceding business day. In the event that payment of the redemption price in respect of trust preferred securities is improperly withheld or refused and not paid either by the trust or by us under the guarantee, distributions on the trust preferred securities will continue to accrue at the then applicable rate from the original redemption date to the date of payment, in which case the actual payment date will be considered the date fixed for redemption for purposes of calculating the redemption price. Subject to the foregoing and applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding trust preferred securities by tender, in the open market or by private agreement. (See section 7.4 of the amended trust agreement.)

Distribution of the Junior Subordinated Debt Securities

We will have the right at any time to dissolve the trust and, after satisfaction of the liabilities of creditors of the trust to be dissolved as provided by applicable law, to cause the junior subordinated debt securities held by the trust to be distributed to the holders of the trust preferred securities of the trust in a total stated principal amount equal to the total stated liquidation amount of the trust preferred securities then outstanding plus accumulated and unpaid distributions. Prior to any such dissolution, we will obtain any required regulatory approvals. The right to dissolve the trust and distribute the junior subordinated debt securities held by the trust will be conditioned on our receipt of an opinion rendered by an independent tax counsel that such distribution would not result in the recognition of gain or loss for U.S. federal income tax purposes by the applicable holders. (See sections 8.1 and 8.2 of the amended trust agreement.)

Liquidation Distribution Upon Dissolution

The amended trust agreement will state that the trust will be dissolved:

•	upon our bankruptcy;

•	upon the filing of a certificate of dissolution or its equivalent with respect to us;

•	after obtaining the consent of at least a majority entitled to receive the liquidation amount of the trust preferred securities, voting together as a single class;

•	90 days after the revocation of our charter, but only if the charter is not reinstated during that 90-day period;

•	upon the distribution of the junior subordinated debt securities held by the trust directly to the holders of its trust securities;

•	upon the redemption of all of the trust securities of the trust; or

•	upon entry of a court order for the dissolution of us or the trust. (See section 8.1 of the amended trust agreement.)

In the event of a dissolution, after the trust pays all amounts owed to its creditors, the holders of its trust preferred securities will be entitled to receive:

•
cash equal to the total liquidation amount of each such related trust preferred security specified in an accompanying prospectus supplement, plus accumulated and unpaid distributions to the date of payment, or

•	junior subordinated debt securities in a total principal amount equal to the total liquidation amount of such trust preferred securities.

If the trust cannot pay the full amount due on its trust securities because insufficient assets are available for payment, then the amounts payable by the trust on its trust securities will be paid proportionately. However, if an event of default under the amended trust agreement relating to the trust occurs, the total amounts due on the trust preferred securities will be paid before any distribution on the trust’s common securities. Under certain circumstances involving the dissolution of the trust, subject to obtaining any required regulatory approval, junior subordinated debt securities will be distributed to the holders of the trust securities in liquidation of the trust. (See section 8.2 of the amended trust agreement.)

Trust Enforcement Events

An event of default under the subordinated indenture relating to the junior subordinated debt securities held by the trust will be an event of default under the amended trust agreement for the trust (a Trust Enforcement Event). (See “Description of Junior Subordinated Debt Securities—Junior Subordinated Debt Security Events Of Default.”)

In addition, the voluntary or involuntary dissolution, winding up or termination of the trust is also a Trust Enforcement Event, except in connection with:

•	the distribution of the junior subordinated debt securities to holders of the trust securities of the trust,

•	the redemption of all of the trust securities of the trust, and

•	mergers, consolidations or amalgamations permitted by the amended trust agreement relating to the trust.

Under the amended trust agreement relating to the trust, the holder of the trust’s common securities will be deemed to have waived any Trust Enforcement Event with respect to the trust’s common securities until all Trust Enforcement Events with respect to the trust preferred securities have been cured, waived or otherwise eliminated. Until all Trust Enforcement Events with respect to the trust preferred securities have been so cured, waived, or otherwise eliminated, the property trustee will be deemed to be acting solely on behalf of the holders of the trust preferred securities and only those holders will have the right to direct such property trustee with respect to certain matters under the amended trust agreement and the subordinated indenture. In the event that any Trust Enforcement Event with respect to the trust preferred securities is waived by the holders of such preferred securities as provided in the amended trust agreement, under that amended trust agreement the holders of the trust’s common securities have agreed that the waiver also constitutes a waiver of the Trust Enforcement Event with respect to the trust’s common securities for all purposes under the amended trust agreement without any further act, vote or consent of the holders of trust common securities of the trust. (See section 2.6 of the amended trust agreement.)

We and the administrative trustees must file annually with the property trustee a certificate evidencing compliance with all the applicable conditions and covenants under the amended trust agreement.

Upon the occurrence of a Trust Enforcement Event the property trustee of the trust, as the sole holder of the junior subordinated debt securities, will have the right under the subordinated indenture to declare the principal of, interest and premium, if any, on the junior subordinated debt securities held by the trust to be immediately due and payable.

If the property trustee of the trust fails to enforce its rights under the amended trust agreement or the subordinated indenture to the fullest extent permitted by law and subject to the terms of the amended trust agreement and the subordinated indenture, any holder of trust preferred securities of the trust may sue us, or seek other remedies, to enforce such property trustee’s rights under the amended trust agreement or the subordinated indenture without first instituting a legal proceeding against such property trustee or any other person. If a Trust Enforcement Event occurs and is continuing as a result of our failure to pay, when applicable, principal of or interest or premium, if any, on the junior subordinated debt securities held by the trust, then a holder of the trust preferred securities may directly sue us or seek other remedies, to collect its proportionate share of payments owed. (See “Relationship Among the Trust Preferred Securities, the Guarantee and the Junior Subordinated Debt Securities held by the Trust.”)

Removal and Replacement of Trustees

We will, as the holder of trust common securities of the trust, generally have the right to remove or replace the trustees of the trust, except that while an event of default in respect of the junior subordinated debt securities held by the trust has occurred and is continuing, the holders of a majority of the liquidation amount of all outstanding trust preferred securities of the trust will have this right. However, in the case of administrative trustees, the holders of a majority of the liquidation amount of trust common securities may still appoint or remove these trustees at a meeting or by written consent. The resignation or removal of the property trustee or the Delaware trustee and the appointment of a successor trustee will be effective only on the acceptance of appointment by such successor trustee in accordance with the provisions of the amended trust agreement. (See section 6.6 of the amended trust agreement.)

Mergers, Consolidations or Amalgamations of the Trust

The trust may not consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other corporation or other body (each, a “Merger Event”), except as described below. The trust may, with the consent of a majority of its administrative trustees and without the consent of the holders of its trust securities, consolidate, amalgamate, merge with or into, or be replaced by another trust, provided that:

•
the successor entity either: assumes all of the obligations of the trust relating to its trust securities, or substitutes other securities for the trust securities that are substantially similar to the trust securities, so long as the successor securities rank the same as the trust securities for distributions and payments upon liquidation, redemption and otherwise;

•	we acknowledge a trustee of the successor entity who has the same powers and duties as the property trustee of the trust, as the holder of the junior subordinated debt securities;

•
the trust preferred securities of the trust are listed, or any successor securities will be listed, upon notice of issuance, on any national securities exchange or the same securities exchange or other organization that the trust preferred securities are then listed;

•	the Merger Event does not cause the trust preferred securities or successor securities of the trust to be downgraded by any nationally recognized rating agency;

•	the Merger Event does not adversely affect the rights, preferences and privileges of the holders of the trust preferred securities or successor securities of the trust in any material respect;

•	the successor entity has a purpose identical to that of the trust;

•
prior to the Merger Event, we have received an opinion of counsel stating that: the Merger Event does not adversely affect the rights of the holders of the trust preferred securities or any successor securities of the trust in any material respect, and following the Merger Event, neither the trust nor the successor entity will be required to register as an investment company under the Investment Company Act;

•	we own all of the trust common securities and guarantee the obligations of the successor entity under the successor securities at least to the same extent provided by the guarantee; and

•	the successor entity expressly assumes all of the obligations of the trust owed to the trustee of the trust.

In addition, unless all of the holders of the trust preferred securities and trust common securities of the trust approve otherwise, the trust will not consolidate, amalgamate, merge with or into, or be replaced by any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it, if, in the opinion of a nationally recognized tax counsel experienced in such matters, the transaction would cause the trust or the successor entity to be classified other than as a grantor trust for U.S. federal income tax purposes. (See section 3.15 of the amended trust agreement.)

Voting Rights; Amendment of Trust Agreement

The holders of trust preferred securities have no voting rights except as discussed under “—Mergers, Consolidations or Amalgamations of the Trust” and “Description of the Guarantee—Amendments,” and as otherwise required by law and the amended trust agreement.

The amended trust agreement of the trust may be amended if approved by us and a majority of the administrative trustees and the property trustee of the trust. However, if any proposed amendment provides for, or the administrative trustees otherwise propose to effect,

•	any action that would adversely affect the powers, preferences or special rights of the trust securities of the trust, whether by way of amendment to the amended trust agreement or otherwise, or

•	the dissolution, winding-up or termination of the trust other than under the terms of its amended trust agreement,

then the holders of the trust preferred securities as a single class will be entitled to vote on the amendment or proposal. In that case, the amendment or proposal will only be effective if approved by at least a majority in liquidation amount of the trust preferred securities affected by the amendment or proposal.

No amendment may be made to the amended trust agreement if that amendment would:

•	cause the trust to be characterized as other than a grantor trust for U.S. federal income tax purposes;

•	reduce or otherwise adversely affect the powers of the property trustee; or

•	cause the trust to be deemed to be an investment company which is required to be registered under the Investment Company Act. (See section 11.1 of the amended trust agreement.)

The holders of a majority of the total liquidation amount of the trust preferred securities of the trust have the right to:

•	direct the time, method and place of conducting any proceeding for any remedy available to the property trustee for the trust; or

•
direct the exercise of any power conferred upon such property trustee under the amended trust agreement, including the right to direct such property trustee, as the holder of the junior subordinated debt securities, to:

•	exercise the remedies available under the subordinated indenture with respect to the junior subordinated debt securities held by the trust;

•	consent to any amendment of the subordinated indenture with respect to the junior subordinated debt securities held by the trust or of such securities where consent is required;

•	waive any event of default under the subordinated indenture that is waivable; or

•	cancel an acceleration of the principal of the junior subordinated debt securities held by the trust.

In addition, before taking any of the foregoing actions, such property trustee must obtain an opinion of counsel stating that, as a result of that action, the trust will continue to be classified as a grantor trust for U.S. federal income tax purposes. (See section 7.5 of the amended trust agreement.)

If a vote by the holders of trust preferred securities of the trust is taken or a consent is obtained, any trust preferred securities of the trust owned by us or any of our affiliates will, for purposes of the vote or consent, be treated as if they were not outstanding, which will have the following consequences:

•	we and any of our affiliates will not be able to vote on or consent to matters requiring the vote or consent of holders of trust preferred securities of the trust; and

•
any trust preferred securities of the trust owned by us or any of our affiliates will not be counted in determining whether the required percentage of votes or consents has been obtained. (See section 7.5 of the amended trust agreement.)

Concerning the Property Trustee

JPMorgan Chase Bank is the property trustee and the guarantee trustee. JPMorgan Chase Bank is also the trustee under the senior indenture and the subordinated indenture. JPMorgan Chase Bank also serves as the property trustee relating to trust preferred securities previously issued by Energy East Capital Trust I, as well as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds and trustee under the unsecured debt indenture with respect to senior unsecured debt securities issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the property trustee and its affiliates.

For matters relating to compliance with the Trust Indenture Act, the property trustee will have all of the duties and responsibilities of an indenture trustee under the Trust Indenture Act. The property trustee, other than during the occurrence and continuance of a Trust Enforcement Event, undertakes to perform only the duties that are specifically described in the amended trust agreement and, upon a Trust Enforcement Event, must use the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the property trustee is under no obligation to exercise any of the powers given it by the amended trust agreement at the request of any holder of trust preferred securities unless it is offered reasonable security or indemnity against the costs, expenses and liabilities that it might incur. However, the holders of the trust preferred securities of the trust will not be required to offer such an indemnity where such holders, by exercising their voting rights, direct the property trustee to take any action following a Trust Enforcement Event. (See sections 3.9 and 3.10 of the amended trust agreement.)

Concerning the Delaware Trustee

Chase Manhattan Bank USA, National Association, will serve as trustee of the trust in the State of Delaware for the purpose of complying with the provisions of the Delaware Statutory Trust Act. It is an affiliate of JPMorgan Chase Bank which serves as property trustee and in the other capacities described above under “—Concerning the Property Trustee.”

Concerning the Administrative Trustees

The administrative trustees are authorized and directed to conduct the affairs of and to operate the trust in a way that:

•	will not cause the trust to be deemed to be an investment company required to be registered under the Investment Company Act;

•	will cause the trust to be classified as a grantor trust for U.S. federal income tax purposes; and

•	will cause the junior subordinated debt securities that the trust holds to be treated as our indebtedness for U.S. federal income tax purposes.

We and the administrative trustees are authorized to take any action, so long as it is consistent with applicable law or the certificate of trust or amended trust agreement, that we and the administrative trustees determine to be necessary or desirable for those purposes. (See section 3.6 of the amended trust agreement.)

Guarantee

We will execute a guarantee from time to time for the benefit of the holders of the trust preferred securities at the time that the trust issues those trust preferred securities. JPMorgan Chase Bank will act as guarantee trustee under the guarantee. The guarantee trustee will hold the guarantee for the benefit of the holders of the trust preferred securities of the trust. The following description of the guarantee is only a summary. The form of guarantee is filed as an exhibit to the registration statement of which this prospectus forms a part and is incorporated by reference.

General

We will irrevocably and unconditionally agree under the guarantee to pay on a subordinated basis the guarantee payments that are defined below, to the extent specified in the guarantee, to the holders of the trust preferred securities to which the guarantee relates, to the extent that the guarantee payments are not paid by or on behalf of the trust. We are required to pay the guarantee payments to the extent specified in the guarantee regardless of any defense, right of set-off or counterclaim that we may have or may assert against any person.

The following payments and distributions on the trust preferred securities of the trust are guarantee payments:

•
any accumulated and unpaid distributions required to be paid on the trust preferred securities, but only to the extent that the trust has funds legally and immediately available for those distributions;

•
the redemption price for any trust preferred securities, including all accumulated and unpaid distributions to the redemption date, but only to the extent that the trust has funds legally and immediately available for the payment; and

•
upon a dissolution, winding-up or termination of the trust, other than in connection with the distribution of junior subordinated debt securities to the holders of trust securities of the trust or the redemption of all the trust preferred securities of the trust, the lesser of:

•
the sum of the liquidation amount and all accumulated and unpaid distributions on the trust preferred securities of the trust to the payment date, to the extent that the trust has funds legally and immediately available for the payment, and

•	the amount of assets of the trust remaining available for distribution to holders of the trust preferred securities in liquidation of the trust.

We may satisfy our obligation to make a guarantee payment by making that payment directly to the holders of the trust preferred securities or by causing the trust to make the payment to those holders. (See section 5.1 of the guarantee.)

The guarantee will be a full and unconditional guarantee, subject to certain subordination provisions, of the guarantee payments with respect to the trust preferred securities from the time of issuance of the trust preferred securities, except that the guarantee will only apply to the payment of distributions and other payments on the trust preferred securities when the trust has sufficient funds legally and immediately available to make those distributions or other payments.

If we do not make the required payments on the junior subordinated debt securities that the property trustee holds under the trust, the trust will not make the related payments on its trust preferred securities.

Subordination

Our obligations under the guarantee will be unsecured obligations. Those obligations will rank:

•	subordinate and junior in right of payment to all of our other liabilities, other than obligations or liabilities that rank equal in priority with or subordinate to the guarantee by their terms;

•	equal in priority with the junior subordinated debt securities that we may issue and similar guarantees; and

•	senior to our common stock.

Our outstanding common stock will rank junior to the guarantee. We also have $345 million of junior subordinated debt securities that are held by Energy East Capital Trust I and that will rank on parity with the guarantee. We have $1,150 million of senior debt securities currently outstanding that will rank senior to the guarantee.

Each guarantee will be a guarantee of payment and not of collection. This means that the guaranteed party may institute a legal proceeding directly against us, as guarantor, to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity. (See sections 5.4 and 5.5 of the guarantee.)

The terms of the trust preferred securities will provide that each holder of the trust preferred securities, by accepting those trust preferred securities, agrees to the subordination provisions and other terms of the guarantee.

Amendments

We may amend the guarantee without the consent of any holder of the trust preferred securities of the trust if the amendment does not materially and adversely affect the rights of those holders. We may otherwise amend the guarantee with the approval of the holders of at least 50% of the outstanding trust preferred securities. (See section 9.2 of the guarantee.)

Termination

The guarantee will terminate and be of no further effect when:

•	the redemption price of the trust preferred securities is fully paid;

•	we distribute the related junior subordinated debt securities to the holders of the trust preferred securities; or

•	the amounts payable upon liquidation of the trust are fully paid. (See section 7.1 of the guarantee.)

The guarantee will remain in effect or will be reinstated if at any time any holder of trust preferred securities must restore payment of any suns paid to that holder with respect to those trust preferred securities or under the guarantee.

Material Covenants

We will covenant that, so long as any trust preferred securities remain outstanding, if there is an event of default under the guarantee or the subordinated indenture, or if we give notice of our election to extend the interest payment period on the junior subordinated debt securities:

•
we will not make distributions related to our debt securities that rank equally with or junior to the junior subordinated debt securities, including any payment of interest, principal or premium, or repayments, repurchases or redemptions; and

•	we will not make distributions related to our capital stock, including dividends, redemptions, repurchases, liquidation payments, or guarantee payments.

We may, however, make the following types of distributions:

•	dividends paid in common stock;

•	dividends in connection with the implementation of a shareholders’ rights plan:

•	payments to a trust holding securities of the same series under a guarantee; and

•
purchases of our common stock in connection with the issuance of our common stock or rights under any benefit plan or other similar arrangement with or for the benefit of employees, officers or directors or our dividend reinvestment plan. (See section 6.1 of the guarantee.)

Because we are a holding company that conducts all of our operations through our subsidiaries, our ability to meet our obligations under the guarantee is dependent on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. The trust, as a holder of the guarantee and the junior subordinated debt securities, will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debtholders, secured creditors, taxing authorities and any guarantee holders.

Events of Default

An event of default will occur under the guarantee if we fail to perform any of our payment obligations under the guarantee. The holders of a majority in liquidation amount of the trust preferred securities may waive any such event of default and its consequences on behalf of all of the holders of those trust preferred securities. The guarantee trustee is entitled to enforce the guarantee for the benefit of the holders of the trust preferred securities if an event of default occurs under the guarantee. (See sections 2.6 and 3.1 of the guarantee.)

The holders of a majority of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee with respect to that guarantee or to direct the exercise of any trust or power that the guarantee trustee holds under that guarantee. If the guarantee trustee fails to enforce the guarantee, any holder of the trust preferred securities may institute a legal proceeding directly against us to enforce the guarantee trustee’s rights under the guarantee without first instituting a legal proceeding against the applicable trust, guarantee trustee or any other person or entity. (See section 5.4 of the guarantee.)

Concerning the Guarantee Trustee

JPMorgan Chase Bank is the guarantee trustee. It is also the property trustee, the subordinated indenture trustee and the senior indenture trustee. JPMorgan Chase Bank also serves as the property trustee and the guarantee trustee relating to trust preferred securities previously issued by Energy East Capital Trust I, as well as the trustee under the first mortgage bond indenture with respect to the first mortgage bonds and trustee under the unsecured debt indenture with respect to senior unsecured debt securities issued by our subsidiary, NYSEG. We maintain other banking relationships in the ordinary course of business with the guarantee trustee and its affiliates.

The guarantee trustee will perform only those duties that are specifically set forth in the guarantee unless an event of default under the guarantee occurs and is continuing. In case an event of default occurs and is continuing, the guarantee trustee will exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. Subject to those provisions, the guarantee trustee is under no obligation to exercise any of its powers under the guarantee at the request of any holder of trust preferred securities unless that holder offers reasonable indemnity to the guarantee trustee against the costs, expenses and liabilities which it might incur as a result. (See sections 3.1 and 3.2 of the guarantee.)

Governing Law

The guarantee will be governed by and construed in accordance with the laws of the State of New York.

Agreement as to Expenses and Liabilities

We will enter into an agreement as to expenses and liabilities as required under the amended trust agreement. The agreement as to expenses and liabilities will provide that we will, with certain exceptions, irrevocably and unconditionally guarantee the full payment of any indebtedness, expenses or liabilities of the trust to each person or entity to whom the trust becomes indebted or liable. The exceptions are the obligations of the trust to pay to the holders of the trust securities or other similar interests in that trust the amounts due to the holders under the terms of those trust securities or those similar interests.

Relationship Among the Trust Preferred Securities, the Guarantee and the Junior Subordinated Debt Securities held by the Trust

We will guarantee payments of distributions and redemption and liquidation payments due on the trust preferred securities of the trust, to the extent the trust has funds available for the payments, to the extent described under “Description of the Guarantee” No single document executed by us in connection with the issuance of the trust preferred securities will provide for our full, irrevocable and unconditional guarantee of those trust preferred securities. It is only the combined operation of our obligations under the guarantee, the amended trust agreement and the subordinated indenture that has the effect of providing a full, irrevocable and unconditional guarantee of the trust’s obligations under the trust preferred securities.

As long as we make payments of interest and other payments when due on the junior subordinated debt securities held by the trust, those payments will be sufficient to cover the payment of distributions and redemption and liquidation payments due on the trust preferred securities issued by the trust, primarily because:

•	the total principal amount of the junior subordinated debt securities will be equal to the sum of the total liquidation amount of the trust preferred securities;

•
the interest rate and interest and other payment dates on the junior subordinated debt securities will match the distribution rate and distribution and other payment dates for the trust preferred securities;

•	we will pay for any and all costs, expenses and liabilities of the trust except its obligations under its trust securities; and

•	the amended trust agreement will provide that the trust will not engage in any activity that is not consistent with the limited purposes of the trust.

If and to the extent that we do not make payments on the junior subordinated debt securities held by the trust, the trust will not have funds available to make payments of distributions or other amounts due on its trust preferred securities. In those circumstances, you will not be able to rely upon the guarantee for payment of these amounts. Instead, you may directly sue us or seek other remedies to collect your proportionate share of payments owed. If you sue us to collect payment, then we will assume your rights as a holder of the trust preferred securities under the amended trust agreement to the extent we make a payment to you in any such legal action.

Accounting Treatment

The trust will be treated as a subsidiary of ours for financial reporting purposes. Accordingly, our consolidated financial statements will include the accounts of the trust. The trust preferred securities of the trust, along with other trust preferred securities that we guarantee on an equivalent basis, will be presented as a separate line item in our consolidated balance sheets, and appropriate disclosures about the trust preferred securities, the guarantee and the junior subordinated debt securities will be included in the notes to the consolidated financial statements. We will record distributions that the trust pays on its trust preferred securities as an expense in our consolidated statement of income.

PLAN OF DISTRIBUTION

We and the trust may use the following methods to sell the securities:

•	through negotiation with one or more underwriters;

•	through one or more agents or dealers designated from time to time;

•	directly to purchasers; or

•	through any combination of the above.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. A prospectus supplement or a supplement thereto will describe the method of distribution of any series of securities.

If we, and the trust, if applicable, use any underwriters in the sale of securities, we and the trust, if applicable, will enter into an underwriting agreement, distribution agreement or similar agreement with such underwriters prior to the time of sale, and the names of the underwriters used in the transaction will be set forth in a prospectus supplement or a supplement thereto relating to such sale. If an underwriting agreement is executed, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of the sale. Unless we otherwise indicate in the prospectus supplement, the underwriting or purchase agreement will provide that the underwriter or underwriters are obligated to purchase all of the securities offered in the prospectus supplement if any are purchased.

If any securities are sold through agents designated by us from time to time, the prospectus supplement or a supplement thereto will name any such agent, set forth any commissions payable by us to any such agent and the obligations of such agent with respect to the securities. Unless otherwise indicated in the prospectus supplement or a supplement thereto, any such agent will be acting on a best efforts basis for the period of its appointment.

Certain persons participating in an offering of the securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, the underwriters, if any, may sell more securities than they are obligated to purchase in connection with the offering, creating a short position for their own accounts. A short sale is covered if the short position is no greater than the number or amount of securities available for purchase by the underwriters under any overallotment option. The underwriters can close out a covered short sale by exercising the overallotment option or purchasing these securities in the open market. In determining the source of securities to close out a covered short sale, the underwriters will consider, among other things, the open market price of these securities compared to the price available under the overallotment option. The underwriters may also sell these securities or any other securities in excess of the overallotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of these securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters, if any, may bid for, and purchase, these securities in the open market to stabilize the price of these securities. Finally, in any offering of the securities through a syndicate of underwriters, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing these securities in the offering, if the syndicate repurchases previously distributed securities to cover syndicate short positions or to stabilize the price of these securities. Any of these activities may raise or maintain the market price of these securities above independent market levels or prevent or retard a decline in the market price of these securities. The underwriters, if any, are not required to engage in these activities and may end any of these activities at any time.

No series of securities, when first issued, will have an established trading market. Any underwriters or agents to or through whom securities are sold by us for public offering and sale may make a market in such securities, but underwriters and agents will not be obligated to do so and may discontinue any market making at any time without notice. We cannot assure you as to the liquidity of the trading market for any securities.

In connection with the sale of the securities, any purchasers, underwriters or agents may receive compensation from us or from purchasers in the form of concessions or commissions. The underwriters will be, and any agents and any dealers participating in the distribution of the securities may be, deemed to be underwriters within the meaning of the Securities Act of 1933. The agreement between us, and the trust, if applicable, and any purchasers, underwriters or agents will contain reciprocal covenants of indemnity, and will provide for contribution by us in respect of our indemnity obligations, between us, and the trust, if applicable, and the purchasers, underwriters, or agents against certain liabilities, including liabilities under the Securities Act of 1933.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the debt securities and certain other matters will be passed upon for us by Huber Lawrence & Abell, New York, New York, and for any underwriters, dealers or agents by Shearman & Sterling LLP, New York, New York. Certain matters relating to the formation of the trust and issuance of the trust preferred securities under Delaware law and the amended trust agreement will be passed upon by Richards, Layton & Finger, PA., special Delaware counsel to the trust and us. As of June 12, 2003, members of Huber Lawrence & Abell owned 6,420 shares of our common stock.

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$250,000,000

ENERGY EAST CORPORATION

% Notes due 2036

PROSPECTUS SUPPLEMENT
JULY     , 2006

Joint Book-Running Managers
Banc of America Securities LLC
Wachovia Securities

Co-Managers
HSBC
UBS Investment Bank